Exhibit 99.2

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Our Q2 2026 Report to Shareholders is available at rbc.com/investorrelations, sedarplus.com and sec.gov and our Q2 2026 Supplementary Financial Information is available at rbc.com/investorrelations.

Net income $5.5 billion Up 25% YoY Down 5% QoQ	Diluted EPS 1 $3.85 Up 27% YoY Down 4% QoQ	ROE 1, 2 17.2% Up 300 bps 1 YoY Down 40 bps QoQ	Total PCL 1 $0.9 billion PCL on loans ratio 1 down 6 bps QoQ	CET1 ratio 1 13.5% Above regulatory requirements and down 20 bps QoQ

Adjusted net income 3 $5.6 billion Up 23% YoY Down 5% QoQ	Adjusted diluted EPS 3 $3.90 Up 25% YoY Down 4% QoQ	Adjusted ROE 3 17.4% Up 270 bps YoY Down 40 bps QoQ	Total ACL 1 $7.8 billion ACL on loans ratio 1 down 1 bp QoQ	LCR 1 126% Up from 124% last quarter
TORONTO, May
 28, 2026
— Royal Bank of Canada
4
(RY on TSX and NYSE) today reported net income of $5.5 billion for the quarter ended April 30, 2026, up $1,119 million or 25% from the prior year. Diluted EPS was $3.85, up 27% over the same period, reflecting growth across each of our business segments. Adjusted net income
3
and adjusted diluted EPS
3
of $5.6 billion and $3.90 were up 23% and 25%, respectively, from the prior year.

“In a world that’s constantly changing and becoming more complex, our commitment to delivering trusted advice and helping clients navigate risk continues to produce exceptional outcomes. Our second quarter earnings showcase our consistency in delivering premium profitability and long-term shareholder value, underpinned by solid growth across our diversified businesses and balance sheet strength. Looking ahead, we remain focused on building the bank of the future and evolving with the needs of those we serve.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Pre-provision,
pre-tax
earnings
5
of $8.0 billion were up $1.1 billion or 15% from last year, mainly due to higher revenue in Capital Markets, driven by strength across Global Markets and Corporate & Investment Banking, and higher fee-based revenue in Wealth Management, reflecting market appreciation and net sales. Higher net interest income in Personal Banking and Commercial Banking, reflecting average volume growth and higher spreads, also contributed to the increase. These factors were partially offset by higher compensation commensurate with increased results.
Our consolidated results reflect a decrease in total PCL of $512 million from a year ago, primarily due to lower provisions in Commercial Banking and Personal Banking. The PCL on loans ratio of 35 bps decreased 23 bps from the prior year. The PCL on impaired loans ratio
1
of 34 bps decreased 1 bp, while the PCL on performing loans ratio of 1 bp decreased 22 bps, as the same quarter last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs). Income before income taxes of $7.1 billion was up $1.6 billion or 29% from last year.
Compared to last quarter, net income was down 5% reflecting lower results in Wealth Management, Personal Banking and Commercial Banking, which includes the impact of three fewer days in the current quarter, and in Corporate Support, partly offset by higher results in Capital Markets and Insurance. Adjusted net income
3
was down 5% over the same period.
Pre-provision,
pre-tax
earnings
5
were down $0.5 billion or 6% on lower revenues and flat expenses. The PCL on loans ratio of 35 bps decreased 6 bps from the prior quarter. The PCL on impaired loans ratio was 34 bps, down 6 bps from the prior quarter, primarily due to lower provisions in Capital Markets, and in Personal Banking and Commercial Banking to a lesser extent, while the PCL on performing loans ratio was 1 bp, remaining flat from the prior quarter.
Our capital position remains robust, with a CET1 ratio of 13.5%, supporting solid volume growth and $4.0 billion of capital returned to our shareholders, including $1.7 billion of share buybacks and $2.3 billion of common share dividends.
Today, we declared a quarterly dividend of $1.76 per share reflecting an increase of $0.12 or 7%. We also announced our intention, subject to the approval of the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions, to commence a normal course issuer bid and to repurchase for cancellation up to 45 million of our common shares, representing approximately 3% of the bank’s outstanding common shares as at May 15, 2026.

Royal Bank of Canada
  Second Quarter 2026

(1)	See the Glossary section of this Q2 2026 Report to Shareholders for composition of these measures.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP
measures section of this Q2 2026 Report to Shareholders.

(3)	These are non-GAAP measures or ratios. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q2 2026 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
Pre-provision,
pre-tax
(PPPT) earnings is calculated as income (April 30, 2026 - $5,509 million; January 31, 2026 - $5,785 million; April 30, 2025 - $4,390 million) before income taxes (April 30, 2026 - $1,595 million; January 31, 2026 - $1,622 million; April 30, 2025 - $1,128 million) and PCL (April 30, 2026 - $912 million; January 31, 2026 - $1,090 million; April 30, 2025 - $1,424 million). This is a non-GAAP
measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP
measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

1	Second quarter highlights
2	Management’s Discussion and Analysis
3	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
7	Financial performance
	7	Overview
	7	Impact of foreign currency translation
	8	Total revenue
	9	Provision for credit losses
	10	Non-interest expense
	10	Income taxes

11	Business segment results
	11	How we measure and report our business segments
	11	Key performance and non-GAAP measures
	14	Personal Banking
	15	Commercial Banking
	16	Wealth Management
	17	Insurance
	18	Capital Markets
	19	Corporate Support
20	Quarterly results and trend analysis
21	Financial condition
	21	Condensed balance sheets
	22	Off-balance sheet arrangements
22	Risk management
	22	Credit risk

	26	Market risk
	30	Liquidity and funding risk
38	Capital management
42	Accounting and control matters
	42	Summary of accounting policies and estimates
	42	Controls and procedures
42	Related party transactions
43	Glossary
46	Enhanced Disclosure Task Force recommendations index
47	Interim Condensed Consolidated Financial Statements (unaudited)
74	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended or as at April 30, 2026, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2026. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2026 (Condensed Financial Statements) and related notes and our 2025 Annual Report. This MD&A is dated May 27, 2026. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2025 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Royal Bank of Canada
  Second Quarter 2026   3

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2026 Report to Shareholders, in other filings with
Canadian regulators or the U.S. SEC, in other reports to shareholders and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, priorities, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., United Kingdom (U.K.), Euro area and global economies, the regulatory environment in which we operate and the risk environment including our credit risk, market risk, liquidity and funding risk, and include statements made by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.
We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty (including risks associated with the conflict in the Middle East), environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report and the Risk management section of this Q2 2026 Report to Shareholders, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI, and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report and the Risk management section of this Q2 2026 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q2 2026 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Overview and outlook
About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led
approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Royal Bank of Canada
  Second Quarter 2026

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Total revenue	$17,453	$17,960	$15,672	$35,413	$32,411
Provision for credit losses (PCL)	912	1,090	1,424	2,002	2,474
Non-interest expense	9,437	9,463	8,730	18,900	17,986
Income before income taxes	7,104	7,407	5,518	14,511	11,951
Net income	$5,509	$5,785	$4,390	$11,294	$9,521
Net income – adjusted (1), (2)	$5,583	$5,861	$4,528	$11,444	$9,782
Segments – net income
Personal Banking	$1,870	$1,962	$1,602	$3,832	$3,280
Commercial Banking	854	863	597	1,717	1,374
Wealth Management	1,185	1,295	929	2,480	1,909
Insurance	218	213	211	431	483
Capital Markets	1,484	1,478	1,202	2,962	2,634
Corporate Support	(102)	(26)	(151)	(128)	(159)
Net income	$5,509	$5,785	$4,390	$11,294	$9,521
Selected information
Earnings per share (EPS) – basic	$3.86	$4.03	$3.03	$7.89	$6.57
– diluted	3.85	4.03	3.02	7.87	6.56
– basic adjusted (1), (2)	3.91	4.09	3.13	8.00	6.76
– diluted adjusted (1), (2)	3.90	4.08	3.12	7.98	6.75
Return on common equity (ROE) (2)	17.2%	17.6%	14.2%	17.4%	15.5%
ROE – adjusted (1), (2)	17.4%	17.8%	14.7%	17.6%	15.9%
Average common equity (3)	$128,400	$127,350	$123,300	$127,850	$120,900
Net interest margin (NIM) – on average earning assets, net (2)	1.58%	1.55%	1.64%	1.57%	1.62%
PCL on loans as a % of average net loans and acceptances	0.35%	0.41%	0.58%	0.38%	0.50%
PCL on performing loans as a % of average net loans and acceptances	0.01%	0.01%	0.23%	0.01%	0.13%
PCL on impaired loans as a % of average net loans and acceptances	0.34%	0.40%	0.35%	0.37%	0.37%
Gross impaired loans (GIL) as a % of loans and acceptances	0.90%	0.86%	0.88%	0.90%	0.88%
Liquidity coverage ratio (LCR) (2), (4)	126%	124%	131%	126%	131%
Net stable funding ratio (NSFR) (2), (4)	111%	111%	116%	111%	116%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (2), (5)
Common Equity Tier 1 (CET1) ratio	13.5%	13.7%	13.2%	13.5%	13.2%
Tier 1 capital ratio	15.0%	15.2%	14.7%	15.0%	14.7%
Total capital ratio	16.9%	16.8%	16.5%	16.9%	16.5%
Leverage ratio	4.3%	4.4%	4.3%	4.3%	4.3%
TLAC ratio	31.4%	30.9%	31.0%	31.4%	31.0%
TLAC leverage ratio	9.0%	9.0%	9.2%	9.0%	9.2%
Selected balance sheet and other information (6)
Total assets	$2,396,080	$2,342,393	$2,242,133	$2,396,080	$2,242,133
Securities, net of applicable allowance	612,364	588,966	492,497	612,364	492,497
Loans, net of allowance for loan losses	1,077,949	1,054,881	1,007,306	1,077,949	1,007,306
Derivative assets	150,745	170,830	188,211	150,745	188,211
Deposits	1,581,546	1,542,216	1,446,786	1,581,546	1,446,786
Common equity	129,579	128,670	122,084	129,579	122,084
Total risk-weighted assets (RWA) (2), (5)	748,590	734,693	703,920	748,590	703,920
Assets under management (AUM) (2)	1,630,300	1,588,700	1,363,900	1,630,300	1,363,900
Assets under administration (AUA) (2), (7)	5,865,500	5,632,300	5,019,700	5,865,500	5,019,700
Common share information
Shares outstanding (000s) – average basic	1,393,332	1,398,580	1,411,362	1,396,000	1,412,671
– average diluted	1,396,548	1,401,884	1,413,517	1,399,262	1,415,037
– end of period	1,389,137	1,396,775	1,409,539	1,389,137	1,409,539
Dividends declared per common share	$1.64	$1.64	$1.48	$3.28	$2.96
Dividend yield (2)	2.8%	3.0%	3.6%	2.9%	3.6%
Dividend payout ratio (2)	42%	41%	49%	41%	45%
Common share price (RY on TSX) (8)	$244.31	$226.72	$165.47	$244.31	$165.47
Market capitalization (TSX) (8)	339,380	316,677	233,236	339,380	233,236
Business information (number of)
Employees (full-time equivalent) (FTE)	97,795	97,469	94,369	97,795	94,369
Bank branches	1,253	1,258	1,284	1,253	1,284
Automated teller machines (ATMs)	4,114	4,163	4,331	4,114	4,331
Period average US$ equivalent of C$1.00 (9)	0.729	0.726	0.704	0.728	0.701
Period-end US$ equivalent of C$1.00	0.736	0.734	0.725	0.736	0.725

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
(3)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(5)	Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section.
(6)	Represents period-end spot balances.
(7)	AUA includes $13 billion and $5 billion (January 31, 2026 – $14 billion and $5 billion; April 30, 2025 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Second Quarter 2026   5

Economic, market and regulatory review and outlook – data as at May 27, 2026
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
Economic growth is expected to remain positive across most advanced economies, including Canada, the Euro area, the U.K. and the U.S. The outlook remains highly dependent on the evolution of U.S. trade policy as well as the magnitude and duration of energy price increases and supply disruptions due to conflict in the Middle East. The U.S. administration imposed a new 10% baseline tariff on imports from most U.S. international trade partners following the Supreme Court ruling in February 2026 against the portion of U.S. tariffs imposed under the International Emergency Economic Powers Act (IEEPA). Most U.S. imports from Canada, however, remain duty free under an exemption for products compliant with the Canada-United States-Mexico Agreement (CUSMA), which is subject to review this summer. U.S. tariff revenues remain well above levels prior to calendar 2025 but have declined in early 2026 from recent peak levels. Elevated crude oil prices are expected to increase consumer energy costs but will also increase revenues in oil producing regions. We expect the U.S. Federal Reserve (Fed) and the Bank of Canada (BoC) to hold interest rates steady in calendar 2026, as higher energy costs reduce household purchasing power but also add to concerns about rising inflation. We expect the Bank of England (BoE) and the European Central Bank (ECB) to raise interest rates moderately.
Canada
Canadian GDP is expected to have risen 1.7%
1
in the first calendar quarter of 2026 following a contraction of 0.6%
1
in the final calendar quarter of 2025. Slowing population growth due to reduced federal government limits on temporary and permanent resident arrivals is expected to continue to weigh on GDP growth over the rest of calendar 2026. However, we anticipate a further acceleration in per-capita
GDP growth, supported by stabilizing U.S. international trade policy, the lagged impact of earlier BoC interest rate reductions and rising government deficit spending. Consumer spending is expected to have remained resilient despite rising fuel costs beginning near the end of the first calendar quarter of 2026. U.S. international trade policy remains a source of uncertainty ahead of the mandatory joint review this summer to extend CUSMA beyond its current 2036 expiry. Residential investment likely remained weak given slow resale activities but non-residential
capital investment is expected to have risen in the first calendar quarter of 2026. The unemployment rate was 6.9% in April 2026, unchanged from a year earlier but below the recent peak of 7.1% in September 2025. It is expected to trend lower to 6.3% by the fourth calendar quarter of 2026. Inflation slowed early in 2026 but rose above the BoC’s 2% target rate in March and April 2026, primarily from elevated oil prices raising consumer energy costs. We expect core inflation to be around the 2% target level and the BoC to hold the overnight rate to 2.25% through the end of calendar 2026.
U.S.
U.S. GDP increased by 2.0%
1
in the first calendar quarter of 2026 following a 0.5%
1
increase in the final calendar quarter of 2025. Consumer spending growth has shown signs of slowing while business investment has continued to increase and government spending recovered in the first calendar quarter of 2026 after falling due to a federal government shutdown in the final calendar quarter of 2025. We expect slow GDP growth over the remainder of the 2026 calendar year. The unemployment rate remains low at 4.3% in April 2026 but is up 0.1% from a year earlier. Job openings have continued to stabilize after declining over prior calendar years and wage growth has continued to slow. Inflation has remained above the Fed’s 2% target and is set to rise in calendar 2026, primarily due to elevated oil prices pushing up consumer energy costs. Weaker economic growth and rising inflation for the remainder of calendar 2026 is expected to result in the Fed holding interest rates steady. We expect the Fed to maintain the target range for the federal funds rate at 3.5% to 3.75% in calendar 2026.
Euro area and the U.K.
Euro area GDP rose 0.1% in the first calendar quarter of 2026 following a 0.2% increase in the final calendar quarter of 2025. GDP growth is expected to accelerate in the remaining quarters of this calendar year, driven in part by higher government spending. Unemployment rates remain low across countries in the Euro area and are expected to remain close to current levels through the rest of calendar 2026. Inflation in the Euro area is being pushed higher by rising energy costs due to the conflict in the Middle East. We expect the ECB to raise the deposit rate by 75 basis points in calendar 2026 from the current 2% rate. U.K. GDP increased by 0.6% in the first calendar quarter of 2026 following a 0.2% increase in the final calendar quarter of 2025. GDP in the U.K. is expected to grow slowly and the unemployment rate is expected to remain elevated for the remainder of calendar 2026. With inflation headwinds building, we anticipate the BoE will raise the bank rate to 4% from the current at 3.75% in the second half of calendar 2026.
Financial markets
Government bond yields have increased across Canada, the United States, the Euro area and the U.K. as increased energy prices push inflation rates higher. Globally, tariff uncertainties and geopolitical risks remain a significant source of volatility in financial markets. Equity markets have been volatile but increased to record highs after falling through March 2026 due to the conflict in the Middle East. Global oil prices have increased sharply, given expectations of supply disruptions due to the ongoing Middle East conflict.

1	Annualized rate

Royal Bank of Canada
  Second Quarter 2026

Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high-level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2025 Annual Report and updates are listed below.
Global uncertainty
In April 2026, the International Monetary Fund (IMF) projected global growth of 3.1%
2
for calendar 2026, down 0.2% from its January forecast. The projected decrease reflects the disruptions from the conflict in the Middle East, partly offset by carryover from recent strong trade data and reduced tariff rates. Significant uncertainty continues to pose risks to the global economic outlook, driven by:
•
Escalating geopolitical tensions, including the protracted conflict in the Middle East leading to heightened inflationary pressures through significantly increased energy prices due to supply constraints as well as other impacts;

•	Growing threats to cybersecurity and global infrastructure as a result of technological advancements;
•
Failure to reach trade agreements, leading to prolonged uncertainty, a shift away from global economic integration and towards a more protectionist posture, as well as negative impacts on productivity and growth prospects, especially for emerging markets and developing economies;

•
Shifting global policy priorities, including ongoing uncertainty around U.S. trade, foreign relations, defense and immigration policies, which could disrupt global alliances and heighten economic, market and other risks;

•	Intensifying political pressures on policy institutions and policymaking could also weaken policy credibility, reduce investor confidence and heighten macroeconomic vulnerabilities;
•
Substantial projected fiscal deficits and high public debt across major economies, which could lead to upward pressure on long-term interest rates, financial market instability and/or deceleration in growth, along with their associated impact on consumer and business confidence;

•
Reevaluation of the productivity growth expectations of technology, specifically
AI-linked
sectors, which could lead to a decline in investment and drive abrupt financial market corrections of these sectors as well as other segments and erode household wealth;

•
An aging demographic in advanced economies, as well as changing immigration policies, which could have an associated long-term impact on labour supply, economic productivity and government fiscal capacity;

•	Ongoing conflicts including those between Russia and Ukraine, and continued tensions between China and Taiwan, together with increased polarization and social unrest; and
•	Extreme weather-related events.
Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
Liquidity Adequacy Requirements (LAR) Guidelines
On January 29, 2026, OSFI updated the LAR guidelines for the LCR, NSFR and Net Cumulative Cash Flow. The amendments introduce new approaches to measure liquidity risks from products such as structured notes and deposits sourced through unaffiliated third parties and define treatments for instruments with contingent features potentially affecting term maturity profiles. The guidelines became effective May 1, 2026 and the impact was not material.
Canadian Anti-Money Laundering (AML) Initiatives
The Strengthening of Canada’s Immigration System and Borders Act (the “Act”), introduced as Bill
C-12,
received Royal Assent and was enacted on March 26, 2026. The Act strengthens Canada’s anti-money laundering and anti-terrorist financing regime, including increased administrative monetary penalties, stricter compliance requirements and expanded enforcement scope of the Financial Transactions and Reports Analysis Centre of Canada. The impact from the enactment of the Act was not material in Q2 2026.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2025 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of this Q2 2026 Report to Shareholders.

2	Given the complexity and fluidity of the current economic environment, the IMF has used a reference forecast in lieu of the usual baseline to project global growth.

Royal Bank of Canada
  Second Quarter 2026   7

Financial performance
Overview
Q2 2026 vs. Q2 2025
Net income of $5,509 million was up $1,119 million or 25% from a year ago. Diluted EPS of $3.85 was up $0.83 or 27% and ROE of 17.2% was up from 14.2% a year ago. Our CET1 ratio of 13.5% was up 30 bps from a year ago.
Adjusted net income of $5,583 million was up $1,055 million or 23% from a year ago. Adjusted diluted EPS of $3.90 was up $0.78 or 25% and adjusted ROE of 17.4% was up from 14.7% a year ago.
Our earnings reflect higher results across all of our business segments. Lower PCL on performing loans contributed to higher results.
Q2 2026 vs. Q1 2026
Net income of $5,509 million was down $276 million or 5% from last quarter. Diluted EPS of $3.85 was down $0.18 or 4% and ROE of 17.2% was down from 17.6% in the prior quarter. Our CET1 ratio of 13.5% was down 20 bps from last quarter.
Adjusted net income of $5,583 million was down $278 million or 5% from last quarter. Adjusted diluted EPS of $3.90 was down $0.18 or 4% and adjusted ROE of 17.4% was down from 17.8% last quarter.
Our earnings reflect lower earnings in Wealth Management, Personal Banking, Commercial Banking and in Corporate Support, partially offset by higher earnings in Capital Markets and Insurance.
Q2 2026 vs. Q2 2025 (Six months ended)
Net income of $11,294 million was up $1,773 million or 19% from the same period last year. Diluted EPS of $7.87 was up $1.31 or 20% and ROE of 17.4% was up from 15.5% in the prior year.
Adjusted net income of $11,444 million was up $1,662 million or 17% from the same period last year. Adjusted diluted EPS of $7.98 was up $1.23 or 18% and adjusted ROE of 17.6% was up from 15.9% in the prior year.
Our earnings were up from the same period last year, primarily driven by higher results in Wealth Management, Personal Banking, Commercial Banking and Capital Markets, partially offset by lower earnings in Insurance. Our earnings also reflect the impact of foreign exchange translation.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.
Adjusted results
Adjusted results exclude specified items and the
after-tax
impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP
measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2026 vs. Q2 2025	Q2 2026 vs. Q1 2026	Q2 2026 vs. Q2 2025
Increase (decrease):
Total revenue	$(222)	$(40)	$(446)
PCL	(4)	–	(14)
Non-interest expense	(120)	(26)	(234)
Income taxes	(13)	(2)	(22)
Net income	(85)	(12)	(176)
Impact on EPS
Basic	$(0.06)	$(0.01)	$(0.13)
Diluted	(0.06)	(0.01)	(0.13)
The relevant average exchange rates that impact our business are shown in the following table:

(Average foreign currency equivalent of C$1.00) (1)	For the three months ended			For the six months ended
	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
U.S. dollar	0.729	0.726	0.704	0.728	0.701
British pound	0.543	0.539	0.544	0.541	0.550
Euro	0.623	0.619	0.650	0.621	0.659

(1)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  Second Quarter 2026

Total revenue

(Millions of Canadian dollars, except percentage amounts)	For the three months ended			For the six months ended
	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Interest and dividend income	$25,022	$26,104	$24,970	$51,126	$51,425
Interest expense	16,516	17,519	16,914	34,035	35,421
Net interest income	$8,506	$8,585	$8,056	$17,091	$16,004
NIM	1.58%	1.55%	1.64%	1.57%	1.62%
Insurance service result	$217	$240	$224	$457	$510
Insurance investment result	92	59	78	151	160
Trading revenue	609	1,180	641	1,789	1,836
Investment management and custodial fees	2,915	2,924	2,544	5,839	5,211
Mutual fund revenue	1,403	1,414	1,211	2,817	2,447
Securities brokerage commissions	550	508	486	1,058	957
Service charges	572	593	607	1,165	1,219
Underwriting and other advisory fees	878	742	615	1,620	1,289
Foreign exchange revenue, other than trading	345	380	338	725	656
Card service revenue	305	335	328	640	645
Credit fees	450	423	370	873	805
Net gains on investment securities	102	76	45	178	100
Income (loss) from joint ventures and associates	24	37	16	61	35
Other	485	464	113	949	537
Non-interest income	8,947	9,375	7,616	18,322	16,407
Total revenue	$17,453	$17,960	$15,672	$35,413	$32,411
Additional trading information
Net interest income (1)	$600	$473	$614	$1,073	$978
Non-interest income	609	1,180	641	1,789	1,836
Total trading revenue	$1,209	$1,653	$1,255	$2,862	$2,814

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).
Q2 2026 vs. Q2 2025
Total revenue increased $1,781 million or 11% from a year ago, largely due to higher net interest income, other revenue and investment management and custodial fees. Higher underwriting and other advisory fees and mutual fund revenue also contributed to the increase. The impact of foreign exchange translation decreased revenue by $222 million.
Net interest income increased $450 million or 6%, primarily due to average volume growth and higher spreads in Personal Banking, Wealth Management and Commercial Banking. These factors were partially offset by the impact of foreign exchange translation.
NIM was down 6 bps from a year ago, mainly due to growth in trading assets in Capital Markets.
Investment management and custodial fees increased $371 million or 15%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Mutual fund revenue increased $192 million or 16%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Underwriting and other advisory fees increased $263 million or 43%, primarily due to higher mergers & acquisitions (M&A) activity across most regions and higher equity and debt origination across all regions.
Other revenue increased $372 million, largely attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense.
Q2 2026 vs. Q1 2026
Total revenue decreased $507 million or 3% from last quarter, primarily due to lower trading revenue, partially offset by higher underwriting and other advisory fees.
Net interest income decreased $79 million or 1%, mainly due to three fewer days in the current quarter.
Trading revenue decreased $571 million or 48%, primarily due to lower equity trading revenue across most regions and lower fixed income trading revenue across all regions.
Underwriting and other advisory fees increased $136 million or 18%, primarily due to higher equity and debt origination across all regions.
Q2 2026 vs. Q2 2025 (Six months ended)
Total revenue increased $3,002 million or 9% from the same period last year, mainly due to higher net interest income and investment management and custodial fees. Higher other revenue, mutual fund revenue and underwriting and other advisory fees also contributed to the increase. The impact of foreign exchange translation decreased revenue by $446 million.
Net interest income increased $1,087 million or 7%, largely due to average volume growth and higher spreads in Personal Banking, Commercial Banking and Wealth Management. Higher fixed income trading revenue across all regions in Capital Markets also contributed to the increase. These factors were partially offset by lower revenue from non-trading portfolios in Capital Markets, which was largely offset in other revenue.
Investment management and custodial fees increased $628 million or 12%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.

Royal Bank of Canada
  Second Quarter 2026   9

Mutual fund revenue increased $370 million or 15%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
Underwriting and other advisory fees increased $331 million or 26%, primarily due to higher M&A activity and debt and equity origination across most regions.
Other revenue increased $412 million or 77%, primarily attributable to gains from our non-trading portfolios in Capital Markets, which were largely offset in net interest income, and changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense.
Provision for credit losses
(1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Personal Banking	$3	$16	$246	$19	$309
Commercial Banking	1	13	253	14	283
Wealth Management	3	(16)	35	(13)	71
Capital Markets	11	15	35	26	(26)
Corporate Support and other (2)	–	–	(1)	–	(1)
PCL on performing loans	18	28	568	46	636
Personal Banking	$488	$516	$410	$1,004	$837
Commercial Banking	246	273	286	519	594
Wealth Management	52	34	51	86	96
Capital Markets	113	245	105	358	310
Corporate Support and other (2)	–	–	–	–	–
PCL on impaired loans	899	1,068	852	1,967	1,837
PCL – Loans	917	1,096	1,420	2,013	2,473
PCL – Other (3)	(5)	(6)	4	(11)	1
Total PCL	$912	$1,090	$1,424	$2,002	$2,474
PCL on loans is comprised of:
Retail	$(4)	$15	$300	$11	$404
Wholesale	22	13	268	35	232
PCL on performing loans	18	28	568	46	636
Retail	500	564	454	1,064	939
Wholesale	399	504	398	903	898
PCL on impaired loans	899	1,068	852	1,967	1,837
PCL – Loans	$917	$1,096	$1,420	$2,013	$2,473
PCL on loans as a % of average net loans and acceptances	0.35%	0.41%	0.58%	0.38%	0.50%
PCL on impaired loans as a % of average net loans and acceptances	0.34%	0.40%	0.35%	0.37%	0.37%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.
Q2 2026 vs. Q2 2025
Total PCL decreased $512 million or 36% from a year ago, primarily due to lower provisions in Commercial Banking and Personal Banking.
PCL on performing loans decreased $550 million, as the same quarter last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs).
PCL on impaired loans increased $47 million or 6%, primarily due to higher provisions in Personal Banking, partially offset by lower provisions in Commercial Banking.
Q2 2026 vs. Q1 2026
Total PCL decreased $178 million or 16% from last quarter, primarily due to lower provisions in Capital Markets, Personal Banking and Commercial Banking, partially offset by higher provisions in Wealth Management.
PCL on performing loans decreased $10 million or 36%, primarily due to changes in credit quality, partially offset by unfavourable changes to our macroeconomic forecast.
PCL on impaired loans decreased $169 million or 16%, primarily due to lower provisions in Capital Markets, Personal Banking and Commercial Banking.
Q2 2026 vs. Q2 2025 (Six months ended)
Total PCL decreased $472 million or 19% from the same period last year, primarily due to lower provisions in Commercial Banking, Personal Banking and Wealth Management, partially offset by higher provisions in Capital Markets.
PCL on performing loans decreased $590 million, as the same period last year reflected higher provisions primarily due to the impacts of trade disruptions (including tariffs).
PCL on impaired loans increased $130 million or 7%, primarily due to higher provisions in Personal Banking and Capital Markets, partially offset by lower provisions in Commercial Banking.

Royal Bank of Canada
  Second Quarter 2026

Non-interest
expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Salaries	$2,393	$2,392	$2,366	$4,785	$4,720
Variable compensation	2,696	2,753	2,338	5,449	4,907
Benefits and retention compensation	734	801	720	1,535	1,406
Share-based compensation	188	343	54	531	432
Human resources	6,011	6,289	5,478	12,300	11,465
Equipment	733	728	704	1,461	1,385
Occupancy	447	420	428	867	857
Communications	391	355	378	746	705
Professional fees	513	471	538	984	1,040
Amortization of other intangibles	387	386	457	773	892
Other	955	814	747	1,769	1,642
Non-interest expense	$9,437	$9,463	$8,730	$18,900	$17,986
Efficiency ratio (1)	54.1%	52.7%	55.7%	53.4%	55.5%
Efficiency ratio – adjusted (1), (2)	53.5%	52.1%	54.5%	52.8%	54.4%

(1)	See Glossary for composition of these measures.
(2)	This is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Q2 2026 vs. Q2 2025
Non-interest
expense increased $707 million or 8% from a year ago, primarily due to higher variable compensation commensurate with increased revenue and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in non-interest income.
Our efficiency ratio of 54.1% decreased 160 bps. Our adjusted efficiency ratio of 53.5% decreased 100 bps.
Q2 2026 vs. Q1 2026
Non-interest
expense decreased $26 million from last quarter, mainly due to lower staff costs, partially offset by the impact of higher legal provisions.
Our efficiency ratio of 54.1% increased 140 bps. Our adjusted efficiency ratio of 53.5% increased 140 bps.
Q2 2026 vs. Q2 2025 (Six months ended)
Non-interest
expense increased $914 million or 5% from the same period last year, largely due to higher variable compensation commensurate with increased revenue, the change in the fair value of our U.S. share-based compensation plans, which was largely offset in non-interest income, and higher staff costs. These factors were partially offset by the impact of foreign exchange translation.
Our efficiency ratio of 53.4% decreased 210 bps. Our adjusted efficiency ratio of 52.8% decreased 160 bps.
Adjusted efficiency ratio is a
non-GAAP
ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Income taxes	$1,595	$1,622	$1,128	$3,217	$2,430
Income before income taxes	7,104	7,407	5,518	14,511	11,951
Effective income tax rate	22.5%	21.9%	20.4%	22.2%	20.3%
Adjusted results (1), (2)
Income taxes – adjusted	$1,622	$1,648	$1,174	$3,270	$2,518
Income before income taxes – adjusted	7,205	7,509	5,702	14,714	12,300
Effective income tax rate – adjusted	22.5%	21.9%	20.6%	22.2%	20.5%

(1)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	See Glossary for composition of these measures.
Q2 2026 vs. Q2 2025
Income tax expense increased $467 million or 41% from a year ago, primarily due to higher income before income taxes. Adjusted income tax expense increased $448 million or 38%.
The effective income tax rate of 22.5% increased 210 bps, mainly due to the impact of changes in earnings mix. The adjusted effective income tax rate of 22.5% increased 190 bps.
Q2 2026 vs. Q1 2026
Income tax expense decreased $27 million or 2% from last quarter, primarily due to lower income before income taxes, partially offset by the impact of changes in earnings mix. Adjusted income tax expense decreased $26 million or 2%.
The effective income tax rate of 22.5% increased 60 bps, primarily due to the impact of changes in earnings mix.

Royal Bank of Canada
  Second Quarter 2026   11

Q2 2026 vs. Q2 2025 (Six months ended)
Income tax expense increased $787 million or 32% from the same period last year, primarily due to higher income before income taxes. Adjusted income tax expense increased $752 million or 30%.
The effective income tax rate of 22.2% increased 190 bps, primarily due to the impact of changes in earnings mix. The adjusted effective income tax rate of 22.2% increased 170 bps.
Adjusted income tax expense and adjusted effective income tax rate are non-GAAP
measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
Business segment results
How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. They remain unchanged from October 31, 2025, with the exception of Insurance. For Insurance, effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Key performance and
non-GAAP
measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is more closely aligned with legal entity capital requirements.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

Royal Bank of Canada
  Second Quarter 2026

The following table provides a summary of our ROE calculations:

	For the three months ended
	April 30 2026							January 31 2026	April 30 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking	Commercial Banking	Wealth Management	Insurance (1)	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,837	$834	$1,157	$215	$1,444	$(115)	$5,372	$5,643	$4,274
Total average common equity (2), (3)	29,650	19,600	25,600	3,400	40,000	10,150	128,400	127,350	123,300
ROE	25.4%	17.4%	18.6%	25.9%	14.8%	n.m.	17.2%	17.6%	14.2%

	For the six months ended
	April 30 2026							April 30 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking	Commercial Banking	Wealth Management	Insurance (1)	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$3,766	$1,675	$2,424	$424	$2,877	$(151)	$11,015	$9,285
Total average common equity (2), (3)	29,350	19,650	25,600	3,350	39,750	10,150	127,850	120,900
ROE	25.9%	17.2%	19.1%	25.4%	14.6%	n.m.	17.4%	15.5%

(1)	Effective the first quarter of 2026, we updated our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.
(2)	Total average common equity represents rounded figures.
(3)	The amounts for the segments are referred to as attributed capital.
n.m.	not meaningful
Non-GAAP
measures
Non-GAAP
measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the
non-GAAP
measures and ratios we use in evaluating our operating results.
Adjusted results and ratios
We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses.
Our results for the three and six months ended April 30, 2025 were adjusted for the following specified item:
•	HSBC Bank Canada (HSBC Canada) transaction and integration costs.
Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share
basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Royal Bank of Canada
  Second Quarter 2026   13

Consolidated results, reported and adjusted
The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP
measures or ratios.

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Total revenue	$17,453	$17,960	$15,672	$35,413	$32,411
PCL	912	1,090	1,424	2,002	2,474
Non-interest expense	9,437	9,463	8,730	18,900	17,986
Income before income taxes	7,104	7,407	5,518	14,511	11,951
Income taxes	1,595	1,622	1,128	3,217	2,430
Net income	$5,509	$5,785	$4,390	$11,294	$9,521
Net income available to common shareholders	$5,372	$5,643	$4,274	$11,015	$9,285
Average number of common shares (thousands)	1,393,332	1,398,580	1,411,362	1,396,000	1,412,671
Basic earnings per share (in dollars)	$3.86	$4.03	$3.03	$7.89	$6.57
Average number of diluted common shares (thousands)	1,396,548	1,401,884	1,413,517	1,399,262	1,415,037
Diluted earnings per share (in dollars)	$3.85	$4.03	$3.02	$7.87	$6.56
ROE	17.2%	17.6%	14.2%	17.4%	15.5%
Effective income tax rate	22.5%	21.9%	20.4%	22.2%	20.3%
Total adjusting items impacting net income (before-tax)	$101	$102	$184	$203	$349
Specified item: HSBC Canada transaction and integration costs (1)	–	–	31	–	43
Amortization of acquisition-related intangibles (2)	101	102	153	203	306
Total income taxes for adjusting items impacting net income	$27	$26	$46	$53	$88
Specified item: HSBC Canada transaction and integration costs (1)	–	–	7	–	13
Amortization of acquisition-related intangibles (2)	27	26	39	53	75
Adjusted results
Income before income taxes – adjusted	$7,205	$7,509	$5,702	$14,714	$12,300
Income taxes – adjusted	1,622	1,648	1,174	3,270	2,518
Net income – adjusted	5,583	5,861	4,528	11,444	9,782
Net income available to common shareholders – adjusted (3)	5,446	5,719	4,412	11,165	9,546
Average number of common shares (thousands)	1,393,332	1,398,580	1,411,362	1,396,000	1,412,671
Basic earnings per share (in dollars) – adjusted	$3.91	$4.09	$3.13	$8.00	$6.76
Average number of diluted common shares (thousands)	1,396,548	1,401,884	1,413,517	1,399,262	1,415,037
Diluted earnings per share (in dollars) – adjusted	$3.90	$4.08	$3.12	$7.98	$6.75
ROE – adjusted	17.4%	17.8%	14.7%	17.6%	15.9%
Effective income tax rate – adjusted	22.5%	21.9%	20.6%	22.2%	20.5%

Adjusted efficiency ratio
Total revenue	$17,453	$17,960	$15,672	$35,413	$32,411
Non-interest expense	9,437	9,463	8,730	$18,900	$17,986
Less specified item: HSBC Canada transaction and integration costs (before-tax) (1)	–	–	31	–	43
Less: Amortization of acquisition-related intangibles (before-tax) (2)	101	102	153	203	306
Non-interest expense – adjusted (3)	$9,336	$9,361	$8,546	$18,697	$17,637
Efficiency ratio	54.1%	52.7%	55.7%	53.4%	55.5%
Efficiency ratio – adjusted	53.5%	52.1%	54.5%	52.8%	54.4%

(1)	These amounts have been recognized in Corporate Support.
(2)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(3)	See Glossary for composition of these measures.

Royal Bank of Canada
  Second Quarter 2026

Personal Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income	$3,715	$3,831	$3,519	$7,546	$7,024
Non-interest income	1,334	1,407	1,286	2,741	2,592
Total revenue	5,049	5,238	4,805	10,287	9,616
PCL on performing assets	6	16	246	22	309
PCL on impaired assets	486	515	408	1,001	833
PCL	492	531	654	1,023	1,142
Non-interest expense	1,987	2,020	1,952	4,007	3,967
Income before income taxes	2,570	2,687	2,199	5,257	4,507
Net income	$1,870	$1,962	$1,602	$3,832	$3,280
Revenue by business
Personal Banking – Canada	$4,736	$4,923	$4,483	$9,659	$8,982
Caribbean & U.S. Banking	313	315	322	628	634
Selected balance sheet and other information
ROE	25.4%	26.3%	23.1%	25.9%	23.4%
NIM	2.71%	2.72%	2.66%	2.71%	2.62%
Efficiency ratio	39.4%	38.6%	40.6%	39.0%	41.3%
Operating leverage (1)	3.3%	8.7%	6.2%	6.0%	4.4%
Average total earning assets, net	$562,700	$559,500	$541,800	$561,100	$540,900
Average loans and acceptances, net	550,800	548,500	531,500	549,600	530,800
Average deposits	437,400	436,800	440,400	437,100	438,700
AUA (2)	302,500	293,100	257,500	302,500	257,500
Average AUA	297,200	290,100	260,700	293,600	261,200
PCL on impaired loans as a % of average net loans and acceptances	0.36%	0.37%	0.32%	0.36%	0.32%
Other selected information – Personal Banking – Canada
Net income	$1,774	$1,868	$1,503	$3,642	$3,086
NIM	2.65%	2.66%	2.59%	2.65%	2.55%
Efficiency ratio	37.8%	37.1%	39.3%	37.4%	39.9%
Operating leverage	4.1%	9.1%	5.6%	6.6%	3.9%

(1)	See Glossary for composition of this measure.
(2)	AUA represents
period-end
spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2026 of $13 billion and $5 billion, respectively (January 31, 2026 – $14 billion and $5 billion; April 30, 2025 – $15 billion and $6 billion).
Financial performance
Q2 2026 vs. Q2 2025
Net income increased $268 million or 17% from a year ago, primarily driven by higher net interest income and lower PCL.
Total revenue increased $244 million or 5%.
Personal Banking – Canada revenue increased $253 million or 6%, largely due to higher net interest income reflecting average volume growth of 2% and higher spreads, which included an unfavourable impact from lower accretion of fair value adjustments related to the acquisition of HSBC Canada (HSBC Canada transaction). Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase.
Caribbean & U.S. Banking revenue decreased $9 million or 3%.
NIM was up 5 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment, partially offset by an unfavourable impact from lower accretion of fair value adjustments related to the HSBC Canada transaction.
PCL decreased $162 million or 25%, as the same quarter last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs). This was partially offset by higher provisions on impaired loans, primarily in our Canadian portfolios.
Non-interest
expense increased $35 million or 2%, largely due to higher operating costs, partially offset by lower staff-related costs, including the prior year impact of targeted amendments to our defined benefit pensions and severance.
Q2 2026 vs. Q1 2026
Net income decreased $92 million or 5% from last quarter, mainly driven by lower net interest income reflecting three fewer days in the current quarter.
NIM was down 1 bp, including an unfavourable impact from lower accretion of fair value adjustments related to the HSBC Canada transaction.

Royal Bank of Canada
  Second Quarter 2026   15

Q2 2026 vs. Q2 2025 (Six months ended)
Net income increased $552 million or 17% from the same period last year, largely driven by higher net interest income, higher non-interest income and lower PCL.
Total revenue increased $671 million or 7%, largely due to higher net interest income reflecting average volume growth of 2% and higher spreads, which included an unfavourable impact from lower accretion of fair value adjustments related to the HSBC Canada transaction. Higher fee-based client assets reflecting market appreciation and net sales also contributed to the increase.
PCL decreased $119 million or 10%, as the same period last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs). This was partially offset by higher provisions on impaired loans, primarily in our Canadian portfolios.
Non-interest expense increased $40 million or 1%, reflecting prudent expense management.
Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income	$1,844	$1,895	$1,734	$3,739	$3,530
Non-interest income	315	312	328	627	659
Total revenue	2,159	2,207	2,062	4,366	4,189
PCL on performing assets	1	13	253	14	284
PCL on impaired assets	246	273	286	519	594
PCL	247	286	539	533	878
Non-interest expense	730	725	698	1,455	1,408
Income before income taxes	1,182	1,196	825	2,378	1,903
Net income	$854	$863	$597	$1,717	$1,374
Selected balance sheet and other information
ROE	17.4%	16.9%	12.1%	17.2%	13.8%
NIM	3.93%	3.93%	3.82%	3.93%	3.86%
Efficiency ratio	33.8%	32.9%	33.9%	33.3%	33.6%
Operating leverage	0.1%	1.7%	1.2%	0.9%	1.0%
Average total earning assets, net	$192,400	$191,300	$186,000	$191,900	$184,600
Average loans and acceptances, net	192,300	191,300	186,000	191,800	184,600
Average deposits	318,900	318,800	310,700	318,800	307,800
PCL on impaired loans as a % of average net loans and acceptances	0.53%	0.57%	0.63%	0.55%	0.65%
Financial performance
Q2 2026 vs. Q2 2025
Net income increased $257 million or 43% from a year ago, primarily driven by lower PCL. Higher net interest income also contributed to the increase.
Total revenue increased $97 million or 5%, primarily due to higher net interest income reflecting average volume growth of 3% in both loans and deposits, and higher spreads.
PCL decreased $292 million or 54%, as the same quarter last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs). Lower provisions on impaired loans also contributed to the decrease.
Non-interest
expense increased $32 million or 5%, primarily due to higher operating costs.
Q2 2026 vs. Q1 2026
Net income decreased $9 million or 1% from last quarter, primarily driven by lower net interest income reflecting three fewer days in the current quarter. This was partially offset by lower PCL, largely due to lower provisions on impaired loans.
Q2 2026 vs. Q2 2025 (Six months ended)
Net income increased $343 million or 25% from the same period last year, primarily driven by lower PCL. Higher net interest income also contributed to the increase.
Total revenue increased $177 million or 4%, primarily due to higher net interest income reflecting average volume growth of 4% in both loans and deposits, and higher spreads.
PCL decreased $345 million or 39%, as the same period last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs). Lower provisions on impaired loans also contributed to the decrease.
Non-interest
expense increased $47 million or 3%, mainly due to higher staff-related costs, operating costs and professional fees, net of realized synergies related to the HSBC Canada transaction.

Royal Bank of Canada
  Second Quarter 2026

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income	$1,429	$1,454	$1,301	$2,883	$2,695
Non-interest income	4,525	4,630	4,096	9,155	8,270
Total revenue	5,954	6,084	5,397	12,038	10,965
PCL on performing assets	3	(16)	35	(13)	71
PCL on impaired assets	52	34	51	86	96
PCL	55	18	86	73	167
Non-interest expense	4,379	4,384	4,098	8,763	8,302
Income before income taxes	1,520	1,682	1,213	3,202	2,496
Net income	$1,185	$1,295	$929	$2,480	$1,909
Revenue by business
Canadian Wealth Management	$1,922	$1,916	$1,685	$3,838	$3,378
U.S. Wealth Management (including City National Bank (City National))	2,593	2,656	2,450	5,249	4,916
U.S. Wealth Management (including City National) (US$ millions)	1,891	1,929	1,725	3,820	3,447
Global Asset Management	881	964	740	1,845	1,607
International Wealth Management	353	358	329	711	673
Investor Services	205	190	193	395	391
Selected balance sheet and other information
ROE	18.6%	19.6%	14.6%	19.1%	14.9%
NIM	3.37%	3.38%	3.28%	3.38%	3.31%
Pre-tax margin (1)	25.5%	27.6%	22.5%	26.6%	22.8%
Number of advisors (2)	6,276	6,301	6,191	6,276	6,191
Average total earning assets, net	$173,800	$170,700	$162,800	$172,200	$164,200
Average loans and acceptances, net	132,100	129,800	123,400	130,900	122,700
Average deposits	178,400	177,100	170,200	177,700	177,100
AUA (3)	5,537,800	5,314,400	4,737,300	5,537,800	4,737,300
AUM (3)	1,620,600	1,578,900	1,354,800	1,620,600	1,354,800
Average AUA	5,504,700	5,335,600	4,862,100	5,418,700	4,819,400
Average AUM	1,604,500	1,569,700	1,391,700	1,586,900	1,376,400
PCL on impaired loans as a % of average net loans and acceptances	0.16%	0.10%	0.16%	0.13%	0.16%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2026 vs. Q2 2025	Q2 2026 vs. Q1 2026	Q2 2026 vs. Q2 2025
Increase (decrease):
Total revenue	$(98)	$(17)	$(197)
PCL	(1)	–	(2)
Non-interest expense	(77)	(13)	(149)
Net income	(16)	(4)	(37)
Percentage change in average U.S. dollar equivalent of C$1.00	4%	–%	4%
Percentage change in average British pound equivalent of C$1.00	–%	1%	(2)%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%	(6)%

(1)	Pre-tax margin is defined as income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all of our Wealth Management businesses.
(3)	Represents period-end spot balances.
Financial performance
Q2 2026 vs. Q2 2025
Net income increased $256 million or 28% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in loans and deposits and higher spreads also contributed to the increase.
Total revenue increased $557 million or 10%.
Canadian Wealth Management revenue increased $237 million or 14%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. Higher net interest income reflecting average volume growth in deposits, as well as higher transactional revenue driven by client activity also contributed to the increase.
U.S. Wealth Management (including City National) revenue increased $143 million or 6%. The impact of foreign exchange translation decreased revenue by $97 million. In U.S. dollars, revenue increased $166 million or 10%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting higher spreads and average volume growth in loans.
Global Asset Management revenue increased $141 million or 19%, primarily due to higher fee-based client assets reflecting market appreciation and net sales.
International Wealth Management revenue increased $24 million or 7%, primarily due to higher fee-based client assets reflecting market appreciation, as well as higher transactional revenue.
Investor Services revenue increased $12 million or 6%, primarily due to higher fee revenue, higher transactional revenue, as well as higher net interest income. These factors were partially offset by the end of the transitional services arrangement relating to the sale of RBC Investor Services
®
operations to CACEIS.

Royal Bank of Canada
  Second Quarter 2026   17

PCL decreased $31 million or 36%, as the same quarter last year reflected higher provisions on performing loans in U.S. Wealth Management (including City National) driven by unfavourable changes to our scenario weights reflecting the impacts of trade disruptions (including tariffs).
Non-interest
expense increased $281 million or 7%, primarily due to higher variable compensation commensurate with increased revenue.
Q2 2026 vs. Q1 2026
Net income decreased $110 million or 8% from last quarter, mainly due to changes in the fair value of seed capital investments, seasonally lower performance fees, and higher PCL mainly reflecting provisions taken on performing loans as compared to releases of provisions last quarter, and higher provisions on impaired loans. These factors were partially offset by lower staff costs.
Q2 2026 vs. Q2 2025 (Six months ended)
Net income increased $571 million or 30% from the same period last year, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income also contributed to the increase.
Total revenue increased $1,073 million or 10%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, as well as higher net interest income reflecting average volume growth in loans and higher spreads. These factors were partially offset by the impact of foreign exchange translation.
PCL decreased $94 million or 56%, primarily due to releases of provisions on performing loans in the current period in U.S. Wealth Management (including City National), largely reflecting favourable changes to our macroeconomic forecast, as compared to provisions taken in the same period last year, mainly driven by unfavourable changes to our scenario weights reflecting the impacts of trade disruptions (including tariffs).
Non-interest expense increased $461 million or 6%, largely due to higher variable compensation commensurate with increased revenue, as well as higher staff costs. These factors were partially offset by the impact of foreign exchange translation.
Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Non-interest income
Insurance service result	$217	$240	$224	$457	$510
Insurance investment result	92	59	78	151	160
Other income	36	39	36	75	74
Total revenue	345	338	338	683	744
Non-interest expense	75	78	80	153	167
Income before income taxes	270	260	258	530	577
Net income	$218	$213	$211	$431	$483
Selected balances and other information
ROE (1)	25.9%	24.9%	42.0%	25.4%	46.1%
Premiums and deposits (2), (3)	$1,589	$1,683	$1,360	$3,272	$3,782
Contractual service margin (CSM) (4)	1,759	1,773	1,950	1,759	1,950

(1)	Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements. For further details, refer to the How we measure and report our business segments section.
(2)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(3)	Comparative amounts for the three months and six months ended April 30, 2025 have been revised from those previously presented.
(4)	Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.
Financial performance
Q2 2026 vs. Q2 2025
Net income increased $7 million or 3% from a year ago, primarily due to higher insurance investment result reflecting lower capital funding costs. This was partially offset by lower insurance service result, as the favourable impact of reinsurance contract recaptures was more than offset by the impact of claims experience.
Total revenue increased $7 million or 2%, primarily due to higher insurance investment result, partially offset by lower insurance service result, as noted above.
Non-interest
expense decreased $5 million or 6%, primarily due to severance costs in the prior year.
Q2 2026 vs. Q1 2026
Net income increased $5 million or 2% from last quarter, primarily due to higher insurance investment result driven by favourable investment-related experience. This was partially offset by lower insurance service result, as the favourable impact of reinsurance contract recaptures was more than offset by the impact of claims experience.
Q2 2026 vs. Q2 2025 (Six months ended)
Net income decreased $52 million or 11% from the same period last year, primarily due to lower insurance service result driven by the impact of reinsurance contract recaptures in the prior period.
Total revenue decreased $61 million or 8%, primarily due to lower insurance service result, as noted above.
Non-interest
expense decreased $14 million or 8%, primarily due to severance costs in the prior period.

Royal Bank of Canada
  Second Quarter 2026

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income (1)	$1,315	$1,218	$1,275	$2,533	$2,193
Non-interest income (1)	2,628	2,800	2,026	5,428	4,864
Total revenue (1)	3,943	4,018	3,301	7,961	7,057
PCL on performing assets	5	16	40	21	(23)
PCL on impaired assets	112	240	106	352	311
PCL	117	256	146	373	288
Non-interest expense	2,097	2,119	1,885	4,216	3,926
Income before income taxes	1,729	1,643	1,270	3,372	2,843
Net income	$1,484	$1,478	$1,202	$2,962	$2,634
Revenue by business
Corporate & Investment Banking	$1,861	$1,722	$1,589	$3,583	$3,304
Global Markets	2,052	2,224	1,769	4,276	3,848
Other	30	72	(57)	102	(95)
Selected balance sheet and other information
ROE	14.8%	14.4%	12.5%	14.6%	13.7%
Average total assets	$1,453,900	$1,462,000	$1,295,000	$1,458,000	$1,311,100
Average trading securities	242,300	253,500	199,800	248,000	205,800
Average loans and acceptances, net	188,300	175,500	160,900	181,800	160,300
Average deposits	463,200	454,400	374,100	458,700	367,100
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.56%	0.27%	0.40%	0.39%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended		For the six months ended
	Q2 2026 vs. Q2 2025	Q2 2026 vs. Q1 2026	Q2 2026 vs. Q2 2025
Increase (decrease):
Total revenue	$(102)	$(17)	$(197)
PCL	(3)	–	(12)
Non-interest expense	(38)	(9)	(70)
Net income	(51)	(7)	(99)
Percentage change in average U.S. dollar equivalent of C$1.00	4%	–%	4%
Percentage change in average British pound equivalent of C$1.00	–%	1%	(2)%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%	(6)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended April 30, 2026 was $20 million (January 31, 2026 – $25 million; April 30, 2025 – $9 million) and for the six months ended April 30, 2026 was $45 million (April 30, 2025 – $35 million). For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Financial performance
Q2 2026 vs. Q2 2025
Net income increased $282 million or 23% from a year ago, primarily driven by higher revenue in Global Markets and Corporate & Investment Banking. These factors were partially offset by higher taxes reflecting changes in earnings mix and higher compensation on increased results.
Total revenue increased $642 million or 19%.
Corporate & Investment Banking revenue increased $272 million or 17%, primarily due to higher M&A activity across most regions and higher debt and equity origination across all regions.
Global Markets revenue increased $283 million or 16%, mainly due to higher equity trading revenue in Canada and Europe and gains from the disposition of certain investment securities. Higher commissions revenue in cash equities due to increased client activity, higher revenue from funding and liquidity activities and higher equity and debt origination across most regions also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.
Other revenue increased $87 million, mainly reflecting lower residual funding and capital costs.
PCL decreased $29 million or 20%, as the same quarter last year reflected higher provisions on performing loans primarily due to the impacts of trade disruptions (including tariffs).
Non-interest
expense increased $212 million or 11%, largely driven by higher compensation on increased results.
Q2 2026 vs. Q1 2026
Net income remained relatively flat. Lower PCL, primarily reflecting lower provisions on impaired loans in a few sectors, including the consumer discretionary and financial services sectors, and higher equity and debt origination across all regions were offset by lower fixed income trading revenue across all regions.

Royal Bank of Canada
  Second Quarter 2026   19

Q2 2026 vs. Q2 2025 (Six months ended)
Net income increased $328 million or 12% from the same period last year, primarily driven by higher revenue in Global Markets, Corporate & Investment Banking and Other. These factors were partially offset by higher compensation on increased results, higher taxes reflecting changes in earnings mix, the impact of foreign exchange translation and higher PCL.
Total revenue increased $904 million or 13%, mainly due to higher equity trading revenue, M&A activity and debt and equity origination across most regions. Lower residual funding and capital costs, gains from the disposition of certain investment securities and higher lending revenue across most regions also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation and lower loan syndication revenue, including loan underwriting markdowns in the U.S.
PCL increased $85 million or 30%, mainly due to provisions taken on performing loans in the current period, primarily driven by portfolio growth and unfavourable changes in credit quality, as compared to releases of provisions in the same period last year. Higher provisions on impaired loans in a few sectors, including the consumer discretionary and financial services sectors, partially offset by lower provisions in the other services sector, also contributed to the increase.
Non-interest
expense increased $290 million or 7%, largely driven by higher compensation on increased results.
Corporate Support

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income (loss) (1)	$203	$187	$227	$390	$562
Non-interest income (loss) (1), (2)	(200)	(112)	(458)	(312)	(722)
Total revenue (1), (2)	3	75	(231)	78	(160)
PCL	1	(1)	(1)	–	(1)
Non-interest expense (2)	169	137	17	306	216
Income (loss) before income taxes (1)	(167)	(61)	(247)	(228)	(375)
Income taxes (recoveries) (1)	(65)	(35)	(96)	(100)	(216)
Net income (loss)	$(102)	$(26)	$(151)	$(128)	$(159)

(1)	Teb adjusted.
(2)	Revenue for the three months ended April 30, 2026 included gains of $79 million (January 31, 2026 and April 30, 2025 – gains of $90 million and losses of $140 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $74 million (January 31, 2026 and April 30, 2025 – $86 million and $(112) million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans. Revenue for the six months ended April 30, 2026 included gains of $169 million (April 30, 2025 – losses of $28 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $160 million (April 30, 2025 – $(4) million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.
Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment of $20 million for the three months ended April 30, 2026, compared to $25 million in the prior quarter and $9 million in the same quarter last year, which is primarily related to gross-up
of income from the U.S. tax credit business in Capital Markets.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q2 2026
Net loss was $102 million, primarily due to legal provisions and residual unallocated costs.
Q1 2026
Net loss was $26 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.
Q2 2025
Net loss was $151 million, primarily due to residual unallocated items, including severance.
Q2 2026 (Six months ended)
Net loss was $128 million, primarily due to residual unallocated costs and legal provisions. These factors were partially offset by asset/liability management activities.
Q2 2025 (Six months ended)
Net loss was $159 million, primarily due to residual unallocated items, including severance.

Royal Bank of Canada
  Second Quarter 2026

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results

	2026		2025				2024
(Millions of Canadian dollars, except per share and percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Personal Banking	$5,049	$5,238	$5,178	$5,060	$4,805	$4,811	$4,658	$4,490
Commercial Banking	2,159	2,207	2,221	2,152	2,062	2,127	2,077	2,036
Wealth Management	5,954	6,084	5,900	5,513	5,397	5,568	5,186	4,964
Insurance	345	338	209	368	338	406	278	285
Capital Markets (1)	3,943	4,018	3,611	3,758	3,301	3,756	2,903	3,004
Corporate Support (1)	3	75	90	134	(231)	71	(28)	(148)
Total revenue	17,453	17,960	17,209	16,985	15,672	16,739	15,074	14,631
PCL	912	1,090	1,007	881	1,424	1,050	840	659
Non-interest expense	9,437	9,463	9,374	9,232	8,730	9,256	9,019	8,599
Income before income taxes	7,104	7,407	6,828	6,872	5,518	6,433	5,215	5,373
Income taxes	1,595	1,622	1,394	1,458	1,128	1,302	993	887
Net income	$5,509	$5,785	$5,434	$5,414	$4,390	$5,131	$4,222	$4,486
EPS – basic	$3.86	$4.03	$3.77	$3.76	$3.03	$3.54	$2.92	$3.09
– diluted	3.85	4.03	3.76	3.75	3.02	3.54	2.91	3.09
Effective income tax rate	22.5%	21.9%	20.4%	21.2%	20.4%	20.2%	19.0%	16.5%
Period average US$ equivalent of C$1.00	$0.729	$0.726	$0.720	$0.728	$0.704	$0.699	$0.733	$0.730

(1)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months, which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal Banking revenue has benefitted from volume growth in loans and deposits over the period. NIM has been favourably impacted by changes in product mix and the sustained impact of a higher interest rate environment.
Commercial Banking revenue has benefitted from volume growth in loans and deposits over the period. Net interest income has been positively impacted by changes in product mix as well as the sustained impact of a higher interest rate environment.
Wealth Management revenue has generally benefitted from growth in fee-based
client assets, which is influenced by market conditions.
Insurance revenue primarily reflects investment related and insurance experience. New business gains are deferred through CSM and new business losses are reflected through insurance service result.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. Investment banking fee pools saw increasing activity through most of 2024. However, fee pool growth started to slow in the first half of 2025 amidst macroeconomic uncertainty and market volatility, before showing signs of recovery in the second half of 2025 and remained robust through the first half of 2026. Sales & trading activity has carried strong momentum since the second half of 2024 as elevated market volatility and constructive market conditions drove strong client activity.
PCL comprises provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, which drive our forecasts and influence our scenario weights, and exposures. Provisions on performing assets over the period have generally been reflective of unfavourable changes in credit quality. Throughout the period, we have generally seen improvements to our macroeconomic forecast, with the exception of the second quarter of 2025 where we saw unfavourable changes, driven by the impacts of trade disruptions (including tariffs), and the current quarter. PCL on impaired assets has generally trended upwards over the period.
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology. Expenses also included HSBC Canada transaction and integration costs before the third quarter of 2025.

Royal Bank of Canada
  Second Quarter 2026   21

Our effective income tax rate has been impacted by varying levels of tax adjustments and changes in earnings mix. Beginning in the first quarter of 2025, our effective income tax rate reflects the impact of Pillar Two legislation, which became effective for us beginning November 1, 2024.
Financial condition
Condensed balance sheets

	As at
(Millions of Canadian dollars)	April 30 2026	October 31 2025
Assets
Cash and deposits with banks (1)	$93,493	$87,388
Securities, net of applicable allowance (2)	612,364	561,788
Assets purchased under reverse repurchase agreements and securities borrowed	316,375	309,683
Loans
Retail	663,356	652,344
Wholesale	422,114	397,171
Allowance for loan losses	(7,521)	(7,093)
Other – Derivatives	150,745	177,206
– Other	145,154	146,519
Total assets	$2,396,080	$2,325,006
Liabilities
Deposits	$1,581,546	$1,515,616
Other – Obligations related to assets sold under repurchase agreements and securities loaned	312,954	289,516
– Derivatives	156,627	183,953
– Other	190,682	182,809
Subordinated debentures	13,498	13,961
Total liabilities	2,255,307	2,185,855
Equity attributable to shareholders	140,717	139,092
Non-controlling interests	56	59
Total equity	140,773	139,151
Total liabilities and equity	$2,396,080	$2,325,006

(1)	Cash and deposits with banks comprise Cash and due from banks and Interest-bearing deposits with banks.
(2)	Securities comprise trading and investment securities.
Q2 2026 vs. Q4 2025
Total assets increased $71 billion or 3% from October 31, 2025, net of a $79 billion decrease from foreign exchange translation.
Cash and deposits with banks increased $6 billion or 7%, mainly due to higher deposits with central banks reflecting liquidity and cash management activities.
Securities, net of applicable allowance, increased $51 billion or 9%, primarily due to higher government debt securities reflecting liquidity and cash management activities, partially offset by the impact of foreign exchange translation.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $7 billion or 2%, primarily due to increased client financing activity, partially offset by the impact of foreign exchange translation.
Loans (net of Allowance for loan losses) increased $36 billion or 3%, primarily due to volume growth in wholesale loans and residential mortgages, partially offset by the impact of foreign exchange translation.
Derivative assets decreased $26 billion or 15% net of foreign exchange translation, primarily attributable to lower fair values on foreign exchange and equity contracts, partially offset by higher fair values on other derivative contracts.
Other assets remained relatively flat.
Total liabilities increased $69 billion or 3%, net of a $79 billion decrease from foreign exchange translation.
Deposits increased $66 billion or 4%, mainly due to higher business and government and bank term deposits driven by liquidity and cash management activities and higher demand deposits due to client activity, partially offset by the impact of foreign exchange translation.
Obligations related to repurchase agreements (repos) and securities loaned increased $23 billion or 8%, mainly due to client financing activity, partially offset by the impact of foreign exchange translation.
Derivative liabilities decreased $27 billion or 15% net of foreign exchange translation, primarily attributable to lower fair values on foreign exchange and equity contracts, partially offset by higher fair values on interest rate and other derivative contracts.
Other liabilities increased $8 billion or 4%, mainly due to higher obligations related to securities sold short driven by client activity.
Subordinated debentures remained relatively flat.
Total equity increased $2 billion or 1%, mainly reflecting earnings, net of dividends, share repurchases and redemptions of limited recourse capital notes.

Royal Bank of Canada
  Second Quarter 2026

Off-balance
sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q2 2026 Report to Shareholders.
Our significant
off-balance
sheet transactions include those described on pages 62 to 64 of our 2025 Annual Report.
Risk management
Credit risk
Credit risk is the risk of loss associated with an obligor’s inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2025 Annual Report.

Royal Bank of Canada
  Second Quarter 2026   23

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at April 30, 2026
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,144	41%	$13,345	59%	$22,489	$1,759
Quebec	11,189	23	36,965	77	48,154	3,603
Ontario	30,753	13	202,592	87	233,345	18,517
Alberta	17,643	39	27,403	61	45,046	4,612
Saskatchewan and Manitoba	8,098	37	13,590	63	21,688	1,738
B.C. and territories	11,850	13	78,812	87	90,662	8,434
Total Canada (5)	88,677	19	372,707	81	461,384	38,663
U.S.	–	–	36,179	100	36,179	2,217
Other International	–	–	3,316	100	3,316	1,435
Total International	–	–	39,495	100	39,495	3,652
Total	$88,677	18%	$412,202	82%	$500,879	$42,315

	As at January 31, 2026
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$9,188	41%	$13,130	59%	$22,318	$1,747
Quebec	11,326	24	36,319	76	47,645	3,515
Ontario	30,784	13	200,965	87	231,749	18,369
Alberta	17,677	40	26,852	60	44,529	4,588
Saskatchewan and Manitoba	8,181	39	12,866	61	21,047	1,706
B.C. and territories	12,041	13	78,267	87	90,308	8,314
Total Canada (5)	89,197	19	368,399	81	457,596	38,239
U.S.	–	–	35,615	100	35,615	2,154
Other International	–	–	3,318	100	3,318	1,374
Total International	–	–	38,933	100	38,933	3,528
Total	$89,197	18%	$407,332	82%	$496,529	$41,767

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)
Includes $42,299 million and $16 million of uninsured and insured home equity lines of credit, respectively (January 31, 2026 – $41,751 million and $16 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.

(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise British Columbia, Nunavut, Northwest Territories and Yukon.

(5)
Total consolidated residential mortgages in Canada of $461 billion (January 31, 2026 – $458 billion) includes $12 billion (January 31, 2026 – $12 billion) of mortgages with commercial clients in Commercial Banking, of which $9 billion (January 31, 2026 – $9 billion) are insured, and $18 billion (January 31, 2026 – $18 billion) of residential mortgages in Capital Markets, of which $18 billion (January 31, 2026 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (January 31, 2026 – all insured).

Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	April 30 2026			January 31 2026
	Canada	U.S. and other International	Total	Canada	U.S. and other International	Total
Amortization period
≤ 25 years	74%	43%	72%	75%	40%	72%
> 25 years ≤ 30 years	26	57	28	25	60	28
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).

Royal Bank of Canada
  Second Quarter 2026

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Personal Banking – Canada residential mortgage portfolio outstanding.

	For the three months ended				For the six months ended
	April 30 2026		January 31 2026		April 30 2026
	Uninsured		Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	70%	70%	70%	70%	70%	70%
Quebec	70	71	69	70	70	70
Ontario	72	67	71	67	71	67
Alberta	70	70	70	70	70	70
Saskatchewan and Manitoba	72	73	72	73	72	73
B.C. and territories	66	65	67	64	66	64
U.S.	68	n.m.	70	n.m.	69	n.m.
Other International	70	n.m.	72	n.m.	71	n.m.
Average of newly originated and acquired for the period (5), (6)	70%	68%	70%	67%	70%	67%
Total Personal Banking – Canada residential mortgages portfolio (7)	62%	52%	61%	51%	62%	52%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products comprise both residential mortgages and home equity lines of credit.
(4)
Region is based upon the address of the property mortgaged. The Atlantic provinces comprise Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories comprise of British Columbia, Nunavut, Northwest Territories and Yukon.

(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)
For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.

(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	April 30 2026								January 31 2026
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
Europe (excluding U.K.)	$21,583	$37,914	$8,849	$2,907	$32,609	$21,072	$17,572	$71,253	$56,437
U.K.	15,379	42,388	9,541	1,907	24,780	29,471	14,964	69,215	66,195
Caribbean	6,748	10,708	3,750	1,529	10,071	4,870	7,794	22,735	22,000
Asia-Pacific	9,750	54,777	5,574	1,671	21,294	44,937	5,541	71,772	55,590
Other (4)	3,232	1,620	4,437	107	2,659	3,334	3,403	9,396	8,553
Net International exposure (5)	$56,692	$147,407	$32,151	$8,121	$91,413	$103,684	$49,274	$244,371	$208,775

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)
Exposures are calculated on a fair value basis and net of collateral, which includes $484 billion against repo-style transactions (January 31, 2026 – $470 billion) and $20 billion against derivatives (January 31, 2026 – $24 billion).

(3)
Securities include $34 billion of trading securities (January 31, 2026 – $28 billion), $60 billion of deposits (January 31, 2026 – $38 billion) and $53 billion of investment securities (January 31, 2026 – $48 billion).

(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $8,290 million (January 31, 2026 – $6,883 million) of exposures to supranational agencies.

Royal Bank of Canada
  Second Quarter 2026   25

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	October 31 2025
Personal Banking	$2,427	$2,385	$2,091
Commercial Banking	3,486	3,450	3,362
Wealth Management	923	699	609
Capital Markets	2,954	2,633	2,620
Total GIL	$9,790	$9,167	$8,682
Impaired loans, beginning balance	$9,167	$8,682	$8,751
Classified as impaired during the period (new impaired) (1)	1,888	2,348	1,962
Net repayments (1)	(403)	(578)	(249)
Amounts written off	(861)	(753)	(1,216)
Other (2)	(1)	(532)	(566)
Impaired loans, balance at end of period	$9,790	$9,167	$8,682
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.90%	0.86%	0.83%
Personal Banking	0.43%	0.43%	0.38%
Personal Banking – Canada	0.40%	0.40%	0.34%
Commercial Banking	1.78%	1.78%	1.74%
Wealth Management	0.69%	0.54%	0.47%
Capital Markets	1.52%	1.46%	1.52%

(1)	Certain GIL movements for Personal Banking – Canada and Commercial Banking are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)
Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, amounts related to foreclosed properties held as investment properties and interests in joint ventures for certain co-lending
arrangements, foreign exchange translation and other movements.

Q2 2026 vs. Q1 2026
Total GIL increased $623 million or 7% from last quarter, primarily due to higher impaired loans in Capital Markets and Wealth Management.
GIL in Personal Banking increased $42 million or 2%, primarily due to higher impaired loans in our Canadian residential mortgages portfolio, partially offset by lower impaired loans in Caribbean Banking and our Canadian personal portfolios.
GIL in Commercial Banking increased $36 million or 1%, primarily due to higher impaired loans in our small business portfolio.
GIL in Wealth Management increased $224 million or 32%, primarily due to higher impaired loans in U.S. Wealth Management (including City National), largely in our retail portfolios, and in the utilities and other services sectors.
GIL in Capital Markets increased $321 million or 12%, primarily due to higher impaired loans in a few sectors, including the real estate and related, forest products and consumer discretionary sectors.
Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2026	January 31 2026	October 31 2025
Personal Banking	$3,788	$3,794	$3,739
Commercial Banking	2,461	2,436	2,300
Wealth Management	522	482	496
Capital Markets	1,032	1,039	923
Corporate Support and other	1	1	1
ACL on loans	7,804	7,752	7,459
ACL on other financial assets (1)	15	15	11
Total ACL	$7,819	$7,767	$7,470
ACL on loans is comprised of:
Retail	$3,463	$3,466	$3,454
Wholesale	2,024	2,005	2,019
ACL on performing loans	$5,487	$5,471	$5,473
ACL on impaired loans	2,317	2,281	1,986

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.

Royal Bank of Canada
  Second Quarter 2026

Q2 2026 vs. Q1 2026
Total ACL increased $52 million or 1% from last quarter, largely due to higher ACL on impaired loans, primarily in Wealth Management and Commercial Banking, partially offset by Capital Markets. ACL on performing loans increased $16 million, largely due to unfavourable changes to our macroeconomic forecast, partially offset by changes in credit quality.
For further details, refer to Note 5 of our Condensed Financial Statements.
Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2025 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios and time horizons. There has been no material change to the VaR or IRRBB measurement methodology, controls or limits from those described in our 2025 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2025 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	April 30, 2026				January 31, 2026		April 30, 2025
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$12	$16	$21	$10	$12	$16	$25	$15
Foreign exchange	8	5	8	3	7	5	3	3
Commodities	8	8	12	6	10	11	5	7
Interest rate (1)	21	23	30	19	25	27	22	19
Credit specific (2)	6	5	8	5	5	6	8	7
Diversification (3)	(37)	(34)	n.m.	n.m.	(39)	(37)	(29)	(27)
Trading VaR	$18	$23	$31	$14	$20	$28	$34	$24
Total VaR	$34	$44	$57	$32	$26	$42	$51	$33

	April 30, 2026				April 30, 2025
		For the six months ended				For the six months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average
Equity	$12	$16	$25	$10	$25	$15
Foreign exchange	8	5	9	2	3	4
Commodities	8	10	15	6	5	7
Interest rate (1)	21	25	32	19	22	21
Credit specific (2)	6	5	8	5	8	8
Diversification (3)	(37)	(36)	n.m.	n.m.	(29)	(31)
Trading VaR	$18	$25	$34	$14	$34	$24
Total VaR	$34	$43	$57	$26	$51	$32

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q2 2026 vs. Q2 2025
Average Trading VaR of $23 million remained relatively stable from a year ago.
Average total VaR of $44 million increased $11 million, primarily driven by exposure changes in our non-trading equity portfolios.
Q2 2026 vs. Q1 2026
Average Trading VaR of $23 million decreased $5 million from last quarter, primarily driven by exposure changes in our fixed income and commodities portfolios.
Average total VaR of $44 million remained relatively stable from last quarter.

Royal Bank of Canada
  Second Quarter 2026   27

Q2 2026 vs. Q2 2025 (Six months ended)
Average Trading VaR of $25 million remained relatively stable from the same period last year.
Average total VaR of $43 million increased $11 million, primarily driven by exposure changes in our non-trading equity portfolios.
The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in the three months and six months ended April 30, 2026.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
Market risk measures for assets and liabilities of RBC Insurance
®
We offer a range of insurance products to clients and hold investments to meet future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at April 30, 2026, we held assets in support of $22 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (January 31, 2026 – $22 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on-
and
off-balance
sheet positions which can change over time in response to business activity and management actions.

	April 30 2026						January 31 2026		April 30 2025
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	Canadian dollar impact (2)	U.S. dollar and other impact (2)	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(2,238)	$(473)	$(2,711)	$86	$101	$187	$(2,641)	$215	$(2,436)	$387
100 bps decrease in rates	2,057	(14)	2,043	(184)	(197)	(381)	1,982	(397)	1,891	(521)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)
Effective the third quarter of 2025, EVE and NII risk for currencies other than the Canadian and U.S. dollar are presented within the U.S. dollar and other impact category. Previously, the impact of other currencies was presented in the Canadian dollar impact category.

As at April 30, 2026, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $381 million, down from $397 million last quarter. An immediate and sustained +100 bps shock as at April 30, 2026 would have had a negative impact to the bank’s EVE of $2,711 million, up from $2,641 million last quarter. Quarter-over-quarter EVE and NII sensitivities remained relatively stable. During the second quarter of 2026, NII and EVE risks remained within approved limits.

Royal Bank of Canada
  Second Quarter 2026

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at April 30, 2026
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$59,347	$–	$59,347	Interest rate
Interest-bearing deposits with banks	34,146	–	34,146	Interest rate
Securities
Trading	236,601	205,224	31,377	Interest rate, credit spread
Investment, net of applicable allowance	375,763	–	375,763	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	316,375	263,421	52,954	Interest rate
Loans
Retail	663,356	3	663,353	Interest rate
Wholesale	422,114	5,780	416,334	Interest rate
Allowance for loan losses	(7,521)	–	(7,521)	Interest rate
Other
Derivatives	150,745	145,701	5,044	Interest rate, foreign exchange
Other assets	136,870	64,121	72,749	Interest rate
Assets not subject to market risk (3)	8,284
Total assets	$2,396,080	$684,250	$1,703,546
Liabilities subject to market risk
Deposits	$1,581,546	$73,047	$1,508,499	Interest rate
Other
Obligations related to securities sold short	57,472	57,091	381	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	312,954	280,031	32,923	Interest rate
Derivatives	156,627	153,183	3,444	Interest rate, foreign exchange
Other liabilities	108,916	50,583	58,333	Interest rate
Subordinated debentures	13,498	–	13,498	Interest rate
Liabilities not subject to market risk (4)	24,294
Total liabilities	$2,255,307	$613,935	$1,617,078
Total equity	140,773
Total liabilities and equity	$2,396,080

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  Second Quarter 2026   29

	As at January 31, 2026
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$46,226	$–	$46,226	Interest rate
Interest-bearing deposits with banks	53,073	–	53,073	Interest rate
Securities
Trading	229,840	198,098	31,742	Interest rate, credit spread
Investment, net of applicable allowance	359,126	–	359,126	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	279,800	229,322	50,478	Interest rate
Loans
Retail	655,434	14	655,420	Interest rate
Wholesale	406,848	5,220	401,628	Interest rate
Allowance for loan losses	(7,401)	–	(7,401)	Interest rate
Other
Derivatives	170,830	165,880	4,950	Interest rate, foreign exchange
Other assets	140,478	67,133	73,345	Interest rate
Assets not subject to market risk (3)	8,139
Total assets	$2,342,393	$665,667	$1,668,587
Liabilities subject to market risk
Deposits	$1,542,216	$74,176	$1,468,040	Interest rate
Other
Obligations related to securities sold short	47,809	47,134	675	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	288,016	253,515	34,501	Interest rate
Derivatives	170,731	168,184	2,547	Interest rate, foreign exchange
Other liabilities	117,460	56,804	60,656	Interest rate
Subordinated debentures	11,875	–	11,875	Interest rate
Liabilities not subject to market risk (4)	24,428
Total liabilities	$2,202,535	$599,813	$1,578,294
Total equity	139,858
Total liabilities and equity	$2,342,393

(1)
Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.

(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.

(3)	Assets not subject to market risk primarily include insurance-related assets.
(4)	Liabilities not subject to market risk primarily include insurance contract liabilities.

Royal Bank of Canada
  Second Quarter 2026

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements that are appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes to our internal frameworks and policies from those described in our 2025 Annual Report.
Liquid assets
Available liquid assets include unencumbered cash and securities from on-
and
off-balance
sheet sources and other liquid assets that can be used as collateral to access funding in a timely manner. In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems. Although unused wholesale funding capacity and access to central bank lending facilities are considered additional potential sources of liquidity, they are excluded in the determination of available liquid assets.

	As at April 30, 2026
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$93,493	$–	$93,493	$2,777	$90,716
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	483,189	376,038	859,227	481,371	377,856
Other securities	157,121	201,187	358,308	235,550	122,758
Other liquid assets (2)	50,570	–	50,570	40,411	10,159
Total liquid assets	$784,373	$577,225	$1,361,598	$760,109	$601,489

	As at January 31, 2026
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks	$99,299	$–	$99,299	$2,995	$96,304
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	437,696	346,687	784,383	448,779	335,604
Other securities	178,370	183,087	361,457	209,706	151,751
Other liquid assets (2)	55,813	–	55,813	44,989	10,824
Total liquid assets	$771,178	$529,774	$1,300,952	$706,469	$594,483

	As at
(Millions of Canadian dollars)	April 30 2026	January 31 2026
Royal Bank of Canada	$281,217	$285,939
Foreign branches	92,988	80,597
Subsidiaries	227,284	227,947
Total unencumbered liquid assets	$601,489	$594,483

(1)
Includes marketable securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).

(2)	Encumbered liquid assets amount includes cash collateral and margin deposit amounts pledged related to over-the-counter (OTC) and exchange-traded derivative transactions.
Unencumbered liquid assets include marketable securities that consider multiple factors including time to convert to cash, concentration and product types to ensure we possess an appropriate mix of assets to support liquidity requirements, including in times of stress. Changes in liquid assets are typically affected by routine flows of retail and commercial client banking activities, and business strategies and activities in Capital Markets and Corporate Treasury.
Q2 2026 vs. Q1 2026
Total unencumbered liquid assets increased $7 billion or 1% from last quarter, primarily due to an increase in securities, partially offset by a decrease in cash and deposits with banks.

Royal Bank of Canada
  Second Quarter 2026   31

Asset encumbrance
The following table provides a summary of our
on-
and
off-balance
sheet assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Encumbered assets are composed of assets pledged as collateral and those assets that are otherwise deemed restricted due to legal, operational, or other purposes, and are not considered as available liquidity to counteract a liquidity stress event.

	As at April 30, 2026
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$93,493	$–	$93,493	$–	$2,777	$90,716	$–
Securities (4)	627,834	653,105	1,280,939	765,767	35,661	474,527	4,984
Loans, net of allowance for loan losses
Mortgage securities	50,859	–	50,859	25,285	–	25,574	–
Mortgage loans	449,116	–	449,116	70,518	–	41,830	336,768
Other loans	577,974	–	577,974	5,081	–	27,000	545,893
Derivatives	150,745	–	150,745	–	–	–	150,745
Others (5)	145,154	–	145,154	40,411	–	10,159	94,584
Total	$2,095,175	$653,105	$2,748,280	$907,062	$38,438	$669,806	$1,132,974

	As at January 31, 2026
	Total assets			Encumbered		Unencumbered
(Millions of Canadian dollars)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with banks	$99,299	$–	$99,299	$–	$2,995	$96,304	$–
Securities (4)	601,113	599,881	1,200,994	703,854	33,543	459,348	4,249
Loans, net of allowance for loan losses
Mortgage securities	53,008	–	53,008	25,638	–	27,370	–
Mortgage loans	442,676	–	442,676	70,484	–	37,260	334,932
Other loans	559,197	–	559,197	5,089	–	26,443	527,665
Derivatives	170,830	–	170,830	–	–	–	170,830
Others (5)	148,617	–	148,617	44,989	–	10,824	92,804
Total	$2,074,740	$599,881	$2,674,621	$850,054	$36,538	$657,549	$1,130,480

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)
Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Banks (FHLB), as well as loans that qualify as eligible collateral and are lodged at the Federal Reserve System’s discount window.

(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)
Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions and margin lending. Includes $36 billion (January 31, 2026 – $34 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.

(5)	The Pledged as collateral amount includes cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q2 2026 vs. Q1 2026
Total unencumbered assets available as collateral increased $12 billion or 2% from last quarter, largely due to an increase in securities and loans, partially offset by a decrease in cash and deposits with banks.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Our funding strategy seeks an appropriate balance of funding sources, including a diverse pool of personal, commercial and wealth management deposits, capital and funding, including secured and unsecured wholesale funding.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and execute when timely and appropriate.
We continuously evaluate opportunities to expand into new markets and investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.

Royal Bank of Canada
  Second Quarter 2026

Deposit and funding profile
As at April 30, 2026, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $1,016 billion or 52% of our total funding (January 31, 2026 – $1,001 billion or 53%).
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.
Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2026, the notional value of issued and outstanding long-term senior unsecured debt subject to conversion under the
Bail-in
regime was $136 billion (January 31, 2026 – $129 billion). As at April 30, 2026, the notional value of issued and outstanding long-term non-bail-inable
senior unsecured debt was $74 billion (January 31, 2026 – $75 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. Each long-term debt program allows issuances in multiple currencies. The following table summarizes our registered programs and their authorized limits by geography:
Programs by geography

Canada	U.S.	Europe
• Canadian Shelf Program – $30 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion
We also raise long-term funding using other issuance formats globally and through asset securitizations.
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

Long-term debt (1) – funding mix by product

MBS/CMB (2)
6%
Covered bonds
20%
Cards securitization
2%
Subordinated debentures
5%
Senior unsecured funding
67%

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada
  Second Quarter 2026   33

The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at April 30, 2026
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,008	$419	$696	$3,311	$6,434	$–	$–	$6,434
Certificates of deposit and commercial paper (3)	16,833	18,147	32,695	63,241	130,916	46	–	130,962
Asset-backed commercial paper (4)	5,160	5,507	6,910	2,277	19,854	–	–	19,854
Senior unsecured medium-term notes (5)	6,421	9,376	7,320	27,053	50,170	24,239	67,969	142,378
Senior unsecured structured notes (6)	2,719	1,423	2,585	4,161	10,888	4,098	13,221	28,207
Mortgage securitization	–	542	660	846	2,048	2,684	12,062	16,794
Covered bonds/asset-backed securities (7)	–	5,134	7,865	14,793	27,792	10,184	21,580	59,556
Subordinated liabilities	–	–	–	–	–	–	13,540	13,540
Other (8)	8	2,068	51	156	2,283	235	23,904	26,422
Total	$33,149	$42,616	$58,782	$115,838	$250,385	$41,486	$152,276	$444,147
Of which:
– Secured	$5,160	$13,221	$15,435	$17,916	$51,732	$12,868	$39,276	$103,876
– Unsecured	27,989	29,395	43,347	97,922	198,653	28,618	113,000	340,271

(Millions of Canadian dollars)	As at January 31, 2026
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,314	$177	$396	$1,043	$5,930	$–	$–	$5,930
Certificates of deposit and commercial paper (3)	11,911	27,356	33,477	53,519	126,263	–	–	126,263
Asset-backed commercial paper (4)	4,500	6,645	6,173	1,704	19,022	–	–	19,022
Senior unsecured medium-term notes (5)	1,493	6,738	17,139	22,443	47,813	29,973	57,407	135,193
Senior unsecured structured notes (6)	3,269	4,351	1,842	4,928	14,390	1,982	13,329	29,701
Mortgage securitization	–	200	542	1,374	2,116	2,125	12,120	16,361
Covered bonds/asset-backed securities (7)	–	3,227	5,150	15,773	24,150	13,679	18,519	56,348
Subordinated liabilities	–	–	–	–	–	–	11,871	11,871
Other (8)	102	3,104	4,259	116	7,581	240	23,112	30,933
Total	$25,589	$51,798	$68,978	$100,900	$247,265	$47,999	$136,358	$431,622
Of which:
– Secured	$4,572	$13,136	$16,086	$18,851	$52,645	$15,804	$35,751	$104,200
– Unsecured	21,017	38,662	52,892	82,049	194,620	32,195	100,607	327,422

(1)	Excludes repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(5)	Includes deposit notes and floating rate notes (unsecured).
(6)	Includes notes where the payout is tied to movements in interest rate, foreign exchange, commodities and equities.
(7)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(8)
Includes tender option bonds (secured) of $5,634 million (January 31, 2026 – $5,112 million), other long-term structured deposits (unsecured) of $18,499 million (January 31, 2026 – $18,259 million), FHLB advances (secured) of $2,038 million (January 31, 2026 – $7,357 million) and wholesale guaranteed interest certificates of $251 million (January 31, 2026 – $205 million).

Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at May 27, 2026
	Short-term debt	Issuer rating (2)	Senior long-term debt (3)	Outlook
Moody’s ‡ (4)	P-1	Aa1	A1	stable
Standard & Poor’s ‡ (5)	A-1+	AA-	A	stable
Fitch Ratings ‡ (6)	F1+	AA+	AA-	stable
DBRS ‡ (7)	R-1 (high)	AA (high)	AA	stable

(1)
Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization. Our rating classes may differ from the rating category nomenclatures used by the rating agencies.

(2)	Credit ratings applicable to long-term non-bail-inable senior unsecured debt.
(3)	Includes senior long-term debt which is subject to conversion under the Bail-in regime.
(4)	On May 6, 2026, Moody’s affirmed our ratings with a stable outlook.
(5)	On December 10, 2025, Standard & Poor’s performed an annual review of our ratings. There were no changes to our ratings.
(6)
On May 12, 2026, Fitch Ratings upgraded our issuer rating to AA+ from AA following the publication on May 8, 2026 of Fitch Ratings’ updated bank rating criteria. Subsequent to this rating action, Fitch Ratings affirmed our ratings with a stable outlook on May 21, 2026.

(7)	On May 8, 2026, DBRS affirmed our ratings with a stable outlook.

Royal Bank of Canada
  Second Quarter 2026

Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required to be posted to OTC derivative counterparties and other counterparties at the reporting date in the event of a one-,
two-
or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	April 30 2026			January 31 2026
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Additional contractual obligations for rating downgrades	$331	$153	$710	$339	$128	$717

Royal Bank of Canada
  Second Quarter 2026   35

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a
30-day
acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage requirement for LCR is 100%.
The LCR is calculated using the standard OSFI-prescribed reporting template and disclosed as the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	April 30 2026
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$469,804
Cash outflows
Retail deposits and deposits from small business customers, of which:	$421,538	$40,154
Stable deposits (3)	149,885	4,497
Less stable deposits	271,653	35,657
Unsecured wholesale funding, of which:	545,344	264,722
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	189,673	44,726
Non-operational deposits	333,390	197,715
Unsecured debt	22,281	22,281
Secured wholesale funding		63,646
Additional requirements, of which:	460,794	99,842
Outflows related to derivative exposures and other collateral requirements	96,034	29,657
Outflows related to loss of funding on debt products	11,834	11,834
Credit and liquidity facilities	352,926	58,351
Other contractual funding obligations (5)	27,685	27,685
Other contingent funding obligations (6)	991,073	17,547
Total cash outflows		$513,596
Cash inflows
Secured lending (e.g., reverse repos)	$441,582	$87,578
Inflows from fully performing exposures	27,837	12,665
Other cash inflows	39,816	39,816
Total cash inflows		$140,059
		Total adjusted value
Total HQLA		$469,804
Total net cash outflows		373,537
Liquidity coverage ratio		126%

	January 31 2026
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$468,324
Total net cash outflows		377,577
Liquidity coverage ratio		124%

(1)
The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended April 30, 2026 is calculated as an average of 62 daily positions.

(2)
With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
HQLA eligibility is defined by OSFI eligibility criteria and subject to OSFI-prescribed haircuts. We maintain HQLA in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our HQLA include cash, placements with central banks and highly rated securities issued or guaranteed by sovereign issuers and supranational and non-financial
entities.

Royal Bank of Canada
  Second Quarter 2026

The LCR captures cash flows from
on-
and
off-balance
sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Net cash outflows for demand and term deposits are calculated using the prescribed withdrawal factors, differentiated by client type (wholesale, retail and small- and medium-sized
enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. These are offset by inflows from performing loans, securities lending activities and other non-HQLA
assets.
The LCR does not reflect any market funding capacity that we believe would be available in a stress situation and all maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q2 2026 vs. Q1 2026
The average LCR for the quarter ended April 30, 2026 was 126%, which translates into a surplus of approximately $96 billion, compared to 124% and a surplus of approximately $91 billion in the prior quarter. Average LCR increased from the prior quarter, primarily due to changes in securities mix, partially offset by loan growth.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI LAR regulatory minimum coverage level for NSFR is 100%.
Available stable funding (ASF) is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR. Required stable funding (RSF) is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance
sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks
(D-SIBs)
to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  Second Quarter 2026   37

Net Stable Funding Ratio common disclosure template
(1)

	As at April 30, 2026
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$141,918	$–	$–	$13,833	$155,751
Regulatory Capital	141,918	–	–	13,833	155,751
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	358,381	123,189	58,308	72,104	558,663
Stable deposits (3)	108,816	51,243	27,337	30,698	208,725
Less stable deposits	249,565	71,946	30,971	41,406	349,938
Wholesale funding:	388,474	522,016	133,038	159,634	444,695
Operational deposits (4)	197,510	–	–	–	98,755
Other wholesale funding	190,964	522,016	133,038	159,634	345,940
Liabilities with matching interdependent assets (5)	–	2,179	1,342	21,807	–
Other liabilities:	61,567	310,915			22,283
NSFR derivative liabilities		36,875
All other liabilities and equity not included in the above categories	61,567	251,452	607	21,981	22,283
Total ASF					$1,181,392
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$45,853
Deposits held at other financial institutions for operational purposes	–	2,775	–	–	1,387
Performing loans and securities:	310,126	321,951	140,203	591,055	859,403
Performing loans to financial institutions secured by Level 1 HQLA	144	97,754	15,164	–	12,813
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	11,526	108,610	34,875	37,137	78,838
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	209,390	62,731	37,983	192,555	388,951
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	17,176	11,164
Performing residential mortgages, of which:	41,430	48,038	51,281	333,174	311,704
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	36,485	47,986	51,246	320,914	297,036
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	47,636	4,818	900	28,189	67,097
Assets with matching interdependent liabilities (5)	–	2,179	1,342	21,807	–
Other assets:	10,157	424,276			122,532
Physical traded commodities, including gold	10,157				8,634
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		31,762			26,998
NSFR derivative assets		38,912			2,037
NSFR derivative liabilities before deduction of variation margin posted		84,107			4,205
All other assets not included in the above categories	–	190,937	70	78,488	80,658

Off-balance sheet items		1,001,653			37,351
Total RSF					$1,066,526
Net Stable Funding Ratio (%)					111%

	As at January 31, 2026
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$1,158,475
Total RSF					1,045,826
Net Stable Funding Ratio (%)					111%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)
Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and
Off-balance
sheet items.

(3)
As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.

(4)
Operational deposits from customers other than retail and small- and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.

(5)
Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  Second Quarter 2026

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. The NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q2 2026 vs. Q1 2026
The NSFR as at April 30, 2026 was 111%, which translates into a surplus of approximately $115 billion, compared to 111% and a surplus of approximately $113 billion in the prior quarter. NSFR remained flat compared to last quarter as growth in deposits and funding was offset by loan growth.
Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2025 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to comply with these requirements as disclosed in the Capital management section in our 2025 Annual Report, and as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1 and Total capital ratios as per CAR guidelines. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We apply the IRB approach to credit risk to determine minimum regulatory capital requirements for the majority of our portfolios. Certain credit risk portfolios are subject to the SA, primarily in Wealth Management including our City National wholesale portfolio, our Caribbean Banking operations and certain non-mortgage
retail portfolios. For consolidated regulatory reporting of market risk capital and operational risk capital, we use the revised SA based on OSFI requirements.
The Financial Stability Board (FSB) has
re-designated
us as a Global Systemically Important Bank
(G-SIB).
This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the
D-SIB
requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian
D-SIBs
to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA as reaffirmed by OSFI on December 18, 2025.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline,
D-SIBs
are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a
D-SIB’s
loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Effective the first quarter of 2026, we revised our methodology for allocating capital to Insurance to more closely align with legal entity capital requirements.
For further details, refer to the Capital management section of our 2025 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at April 30, 2026 (4)	RBC capital, leverage and TLAC ratios as at April 30, 2026
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

CET1	4.5%	2.6%	7.1%	1.0%	8.1%	3.5%	11.6%	13.5%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	3.5%	13.1%	15.0%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	3.5%	15.1%	16.9%
Leverage ratio	3.0%	n.a.	3.0%	0.5%	3.5%	n.a.	3.5%	4.3%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	3.5%	25.1%	31.4%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	n.a.	7.25%	9.0%

(1)
A capital surcharge, equal to the higher of our
D-SIB
surcharge and the BCBS’s
G-SIB
surcharge, is applicable to risk-weighted capital. For leverage ratio, only 50% of our
D-SIB
surcharge for capital is the required surcharge.

(2)
The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.07% as at April 30, 2026 (January 31, 2026 – 0.07%; October 31, 2025 – 0.06%).

(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at April 30, 2026 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  Second Quarter 2026   39

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	January 31 2026	October 31 2025
Capital (1)
CET1 capital	$101,313	$100,415	$98,748
Tier 1 capital	112,453	111,549	110,393
Total capital	126,286	123,732	122,399
RWA used in calculation of capital ratios (1)
Credit risk	$606,835	$593,247	$590,306
Market risk	37,511	40,498	41,506
Operational risk	104,244	100,948	98,413
Total RWA	$748,590	$734,693	$730,225
Capital ratios and Leverage ratio (1)
CET1 ratio	13.5%	13.7%	13.5%
Tier 1 capital ratio	15.0%	15.2%	15.1%
Total capital ratio	16.9%	16.8%	16.8%
Leverage ratio	4.3%	4.4%	4.4%
Leverage ratio exposure	$2,608,763	$2,516,801	$2,491,090
TLAC available and ratios (2)
TLAC available	$235,104	$227,152	$230,385
TLAC ratio	31.4%	30.9%	31.5%
TLAC leverage ratio	9.0%	9.0%	9.2%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.
Q2 2026 vs. Q1 2026

(1)	Represents rounded figures.
(2)
Represents net internal capital generation of $3.1 billion or 42 bps consisting of net income available to shareholders less common and preferred share dividends and distributions on other equity instruments.

(3)	Excludes the impact of items in Other.
(4)	Includes fair value OCI adjustments (3 bps), net credit migration (2 bps), the impact of foreign exchange translation and other movements.
Our CET1 ratio of 13.5% was down 20 bps from last quarter, as net internal capital generation was more than offset by share repurchases, business-driven RWA growth, the net impact of model updates and other items.
Total RWA increased by $14 billion, primarily due to business growth and the net impact of model updates. Business growth reflects higher corporate and retail lending, as well as operational risk from higher revenues, partially offset by a reduction in market risk. Model updates primarily reflect retail parameter changes mainly impacting our personal lending and credit card portfolios. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 15.0% was down 20 bps, mainly reflecting the factors noted under the CET1 ratio.
Our Total capital ratio of 16.9% was up 10 bps, mainly reflecting a favourable impact from the issuance of subordinated debentures, partially offset by the factors noted above under the Tier 1 capital ratio.
Our Leverage ratio of 4.3% was down 10 bps, as net internal capital generation was more than offset by business-driven growth in leverage exposures and share repurchases.
Total leverage exposures increased by $92 billion, mainly due to business growth in repo-style transactions, securities and loans.

Royal Bank of Canada
  Second Quarter 2026

Our TLAC ratio of 31.4% was up 50 bps, reflecting a favourable impact from a net increase in eligible external TLAC instruments, partially offset by the net impact of the factors noted above under the Total capital ratio.
Our TLAC leverage ratio of 9.0% was flat, reflecting a favourable impact from a net increase in eligible external TLAC instruments and the issuance of subordinated debentures. These factors were offset by the net impact of the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the
Bail-in
regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.
Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended April 30, 2026			For the six months ended April 30, 2026
(Millions of Canadian dollars, except number of shares)	Transaction date	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		248	$26	652	$70
Purchased for cancellation (2)		(7,386)	(110)	(11,611)	(173)
Redemption of preferred shares Series BF (2), (3)	November 24, 2025	–	–	(12,000)	(300)
Redemption of preferred shares Series BH (2), (3)	December 8, 2025	–	–	(6,000)	(150)
Redemption of preferred shares Series BI (2), (3)	December 8, 2025	–	–	(6,000)	(150)
Redemption of LRCN Series 2 (2), (3), (4)	January 24, 2026	–	–	(1,250)	(1,250)
Issuance of LRCN Series 8 (2), (3), (4)	January 30, 2026	–	–	1,000	1,361
Tier 2 capital
Maturity of January 27, 2026 subordinated debentures (2), (3)	January 27, 2026		$–		$(2,035)
Issuance of May 5, 2036 subordinated debentures (2), (3)	April 29, 2026		1,750		1,750

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Non-Viability Contingent Capital (NVCC) instruments.
(4)	For each limited recourse capital notes (LRCN) series, the number of shares represents the number of notes issued.
On June 10, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 35 million of our common shares, commencing on June 12, 2025 and continuing until June 11, 2026, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 18,782 thousand, at a cost of approximately $4,031 million.
For the three months ended April 30, 2026, the total number of common shares repurchased and cancelled under our NCIB program was approximately 7,386 thousand. The total cost of the shares repurchased was $1,673 million.
For the six months ended April 30, 2026, the total number of common shares repurchased and cancelled under our NCIB program was approximately 11,611 thousand. The total cost of the shares repurchased was $2,633 million.
We determine the amount and timing of purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.
On November 24, 2025, we redeemed all 12 million of our issued and outstanding
Non-Cumulative
5-Year
Rate Reset First Preferred Shares Series BF at a price of $25 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding
Non-Cumulative
Fixed Rate First Preferred Shares Series BI at a price of $25 per share.
On January 24, 2026, we redeemed all 1.25 million of our issued and outstanding
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a price of $1,000 per share. As a result of the redemption of Series BR, we automatically redeemed all $1,250 million of our outstanding NVCC 4.00% LRCN Series 2 on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 27, 2026, all US$1,500 million of our outstanding NVCC 4.65% subordinated debentures matured. The principal amount plus accrued interest were paid to noteholders on the maturity date.
On January 30, 2026, we issued US$1,000 million of LRCN Series 8 at a price of US$1,000 per note. The LRCN Series 8 bear interest at a fixed rate of 6.50% per annum until May 24, 2033. Thereafter, the interest rate on the LRCN Series 8 will reset every five years at a rate per annum equal to the prevailing
5-Year
U.S. Treasury Rate plus 2.45% until their maturity on May 24, 2086.
On April 29, 2026, we issued $1,750 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 4.14% per annum until May 5, 2031, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.23% thereafter until their maturity on May 5, 2036.

Royal Bank of Canada
  Second Quarter 2026   41

Selected share data
(1)

	As at April 30, 2026
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,389,676	$20,760	$1.64
Treasury shares – common shares (2)	(539)	(121)
Common shares outstanding	1,389,137	$20,639
Stock options and awards
Outstanding	7,570
Exercisable	3,885
First preferred shares issued
Non-cumulative Series BO (3), (4)	14,000	350	0.37
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Non-cumulative Series BW (3), (4), (5)	600	600	6.70%
Other equity instruments issued
LRCN Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
LRCN Series 4 (3), (4), (6), (7)	1,000	1,370	7.50%
LRCN Series 5 (3), (4), (6), (7)	1,000	1,396	6.35%
LRCN Series 6 (3), (4), (6), (7)	1,250	1,708	6.75%
LRCN Series 7 (3), (4), (6), (7)	1,350	1,869	6.50%
LRCN Series 8 (3), (4), (6), (7)	1,000	1,361	6.50%
Preferred shares and other equity instruments issued	22,700	11,154
Treasury instruments – preferred shares and other equity instruments (2)	(6)	(16)
Preferred shares and other equity instruments outstanding	22,694	$11,138
Dividends on common shares		$2,279
Dividends on preferred shares and distributions on other equity instruments (8)		135

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)
For each LRCN series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.

(7)
In connection with the issuance of LRCN Series 3, 4, 5, 6, 7 and 8, we issued a certain number of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares, Series BS, BV, BX, BY, BZ and CA, respectively, to a consolidated trust to be held as trust assets. For further details, refer to Note 10 of our Condensed Financial Statements and Note 19 of our audited 2025 Annual Consolidated Financial Statements.

(8)	Excludes distributions to non-controlling interests.
As at May 22, 2026, the number of outstanding common shares was 1,389,777,287, including the treasury shares net short position of 76,535, and the number of stock options and awards was 7,545,676.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at April 30, 2026, which were the preferred shares Series BO, BT, BU, BW, the LRCN Series 3, 4, 5, 6, 7, 8 and the subordinated debentures due on January 28, 2033, November 3, 2031, May 3, 2032, February 1, 2033, April 3, 2034, August 8, 2034, February 4, 2035, July 3, 2035, July 17, 2035 and May 5, 2036 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares at the time of the trigger event
(10-day
volume weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of approximately 6.3 billion common shares, in aggregate, which would represent a dilution impact of 81.9% based on the number of common shares outstanding as at April 30, 2026.

Royal Bank of Canada
  Second Quarter 2026

Accounting and control matters
Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our material accounting policies are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.
Future changes in accounting policies and disclosures
Future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.
Controls and procedures
Disclosure controls and procedures
As of April 30, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2026.
Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended April 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 25 of our audited 2025 Annual Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026   43

Glossary

Adjusted results
For further details, including a reconciliation, refer to the Key performance and non-GAAP
measures section.
•	Adjusted effective income tax rate – calculated as effective income tax rate excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income before income taxes – calculated as income before income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted income taxes – calculated as income taxes excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted net income – calculated as net income excluding the impact of specified items and amortization of acquisition-related intangibles.
•
Adjusted net income available to common shareholders
– calculated as net income available to common shareholders excluding the impact of specified items and amortization of acquisition-related intangibles.
•	Adjusted non-interest expense – calculated as non-interest expense excluding the impact of specified items and amortization of acquisition-related intangibles.
Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our Insurance segment for which the allocation of capital is more closely aligned with legal entity capital requirements.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. The CET1 capital is calculated in accordance with OSFI’s CAR guideline. For more details, refer to the Capital management section.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets. The CET1 ratio is calculated in accordance with OSFI’s CAR guideline.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract with the following characteristics: (a) its value changes in response to the change in an underlying (e.g., price of a financial instrument, index or financial rate); (b) it requires no initial net investment or an initial net investment that is smaller than for contracts with similar responses to changes in market factors; and (c) it is settled at a future date. Examples of derivatives include swaps, options, forward rate agreements and futures.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding. Adjusted EPS, basic is calculated in the same manner, using adjusted net income available to common shareholders.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities. Adjusted EPS, diluted is calculated in the same manner, using adjusted net income available to common shareholders.
Efficiency ratio
Non-interest
expense as a percentage of total revenue. Adjusted efficiency ratio is calculated in the same manner, using adjusted non-interest
expense and total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.

Royal Bank of Canada
  Second Quarter 2026

Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.
Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held. Net investment income primarily comprises interest and dividend income and net gains (losses) on financial instruments and derivatives relating to the Insurance segment. Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money and financial risks on insurance contracts and reinsurance contracts held, respectively.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held. Insurance revenue represents the revenue recognized in the period as we provide insurance services for the groups of insurance contracts. Insurance service expense represents the costs incurred in providing insurance services in the period, which includes incurred claims and other directly attributable expenses, allocation of acquisition costs, changes relating to past or current services and changes in loss components of onerous groups of contracts. Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the leverage exposure measure. The leverage ratio is a non-risk-based
measure and is calculated in accordance with OSFI’s LR guideline.
Leverage ratio exposure
The leverage ratio exposure is calculated in accordance with OSFI’s LR guideline and is defined as the sum of total assets plus off-balance
sheet items after certain adjustments.
Liquidity Coverage Ratio (LCR)
The LCR is a Basel III standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is calculated in accordance with OSFI’s LAR guideline.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The NSFR is a Basel III standard that requires institutions to maintain a stable funding profile defined as available amount of stable funding (ASF) in relation to the composition of their assets and off-balance
sheet activities defined as required amount of stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis. The NSFR is calculated in accordance with OSFI’s LAR guideline.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
PCL on impaired loans ratio
PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.
PCL on performing loans ratio
PCL on performing loans ratio is calculated as PCL on performing loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity. ROE is based on actual balances of average common equity before rounding. Adjusted ROE is calculated in the same manner, using adjusted net income available to common shareholders.

Royal Bank of Canada
  Second Quarter 2026   45

Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on-
and
off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s CAR guideline. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; Kroll Bond Rating Agency, Inc. (KBRA‡); and DBRS Limited are used to risk-weight our Sovereign, Corporate and Bank exposures based on the CAR guideline issued by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well-defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (U.S. tax credit business as well as eligible Canadian taxable corporate dividends received on or before December 31, 2023) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments. The Tier 1 capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing Tier 1 capital by risk-weighted assets.
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under OSFI’s TLAC guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets. The TLAC ratio is calculated in accordance with OSFI’s TLAC guideline.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the leverage ratio exposure. The TLAC leverage ratio is calculated in accordance with OSFI’s TLAC guideline.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated in accordance with OSFI’s CAR guideline by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  Second Quarter 2026

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2025 Annual Report, Q2 2026 Report to Shareholders (RTS), Supplementary Financial Information package (SFI) and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q2 2026 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	46	136	1
	2	Define risk terminology and measures		65-69, 133-135	–
	3	Top and emerging risks		69-72	–
	4	New regulatory ratios	38-40	110-116	–
Risk governance, risk management and business model	5	Risk management organization		65-69	–
	6	Risk culture		65-69	–
	7	Risk in the context of our business activities		120	–
	8	Stress testing		68, 83	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	38	110-116	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		110-116	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		72-76	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		67, 72-74	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	30	90-91, 96-97	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	31, 34	92, 95	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date		99-100	–
	21	Sources of funding and funding strategy	31-33	92-94	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	28-29	87-88	–
	23	Decomposition of market risk factors	26-27	83-88	–
	24	Market risk validation and back-testing		83	–
	25	Primary risk management techniques beyond reported risk measures and parameters		83-86	–
Credit risk	26	Bank’s credit risk profile	22-26	72-82, 180-187	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	62-67	127-132	*
	27	Policies for identifying impaired loans		74-76, 122, 153-155	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		77	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		75-76	*
Other	31	Other risk types		102-110	–
	32	Publicly known risk events		107-108, 230-231	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended April 30, 2026 and for the year ended October 31, 2025.

Royal Bank of Canada
  Second Quarter 2026   47

Interim Condensed Consolidated Financial Statements
(unaudited)
Interim Condensed Consolidated Balance Sheets
(unaudited)

	As at
(Millions of Canadian dollars)	April 30 2026	October 31 2025

Assets
Cash and due from banks	$59,347	$37,024
Interest-bearing deposits with banks	34,146	50,364

Securities
Trading	236,601	219,067
Investment, net of applicable allowance (Note 4)	375,763	342,721
	612,364	561,788
Assets purchased under reverse repurchase agreements and securities borrowed	316,375	309,683

Loans (Note 5)
Retail	663,356	652,344
Wholesale	422,114	397,171
	1,085,470	1,049,515
Allowance for loan losses (Note 5)	(7,521)	(7,093)
	1,077,949	1,042,422
Other
Derivatives	150,745	177,206
Premises and equipment	6,778	6,819
Goodwill	19,237	19,405
Other intangibles	7,298	7,402
Other assets	111,841	112,893
	295,899	323,725
Total assets	$2,396,080	$2,325,006

Liabilities and equity
Deposits (Note 6)
Personal	$532,736	$529,740
Business and government	984,990	946,314
Bank	63,820	39,562
	1,581,546	1,515,616
Other
Obligations related to securities sold short	57,472	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	312,954	289,516
Derivatives	156,627	183,953
Insurance contract liabilities	24,359	24,327
Other liabilities	108,851	108,591
	660,263	656,278
Subordinated debentures (Note 10)	13,498	13,961
Total liabilities	2,255,307	2,185,855

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 10)	11,138	11,675
Common shares (Note 10)	20,639	20,753
Retained earnings	101,243	96,938
Other components of equity	7,697	9,726
	140,717	139,092
Non-controlling interests	56	59
Total equity	140,773	139,151
Total liabilities and equity	$2,396,080	$2,325,006
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026

Interim Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2026	April 30 2025	April 30 2026	April 30 2025

Interest and dividend income (Note 3)
Loans	$13,620	$13,484	$27,530	$27,814
Securities	5,273	4,845	10,647	9,677
Assets purchased under reverse repurchase agreements and securities borrowed	5,205	5,312	11,038	11,236
Deposits and other	924	1,329	1,911	2,698
	25,022	24,970	51,126	51,425

Interest expense (Note 3)
Deposits and other	10,195	10,716	20,806	22,532
Other liabilities	6,208	6,042	12,967	12,568
Subordinated debentures	113	156	262	321
	16,516	16,914	34,035	35,421
Net interest income	8,506	8,056	17,091	16,004

Non-interest income
Insurance service result (Note 7)	217	224	457	510
Insurance investment result (Note 7)	92	78	151	160
Trading revenue	609	641	1,789	1,836
Investment management and custodial fees	2,915	2,544	5,839	5,211
Mutual fund revenue	1,403	1,211	2,817	2,447
Securities brokerage commissions	550	486	1,058	957
Service charges	572	607	1,165	1,219
Underwriting and other advisory fees	878	615	1,620	1,289
Foreign exchange revenue, other than trading	345	338	725	656
Card service revenue	305	328	640	645
Credit fees	450	370	873	805
Net gains on investment securities	102	45	178	100
Income (loss) from joint ventures and associates	24	16	61	35
Other	485	113	949	537
	8,947	7,616	18,322	16,407
Total revenue	17,453	15,672	35,413	32,411
Provision for credit losses (Notes 4 and 5)	912	1,424	2,002	2,474

Non-interest expense
Human resources (Note 8)	6,011	5,478	12,300	11,465
Equipment	733	704	1,461	1,385
Occupancy	447	428	867	857
Communications	391	378	746	705
Professional fees	513	538	984	1,040
Amortization of other intangibles	387	457	773	892
Other	955	747	1,769	1,642
	9,437	8,730	18,900	17,986
Income before income taxes	7,104	5,518	14,511	11,951
Income taxes (Note 9)	1,595	1,128	3,217	2,430
Net income	$5,509	$4,390	$11,294	$9,521

Net income attributable to:
Shareholders	$5,507	$4,386	$11,291	$9,515
Non-controlling interests	2	4	3	6
	$5,509	$4,390	$11,294	$9,521
Basic earnings per share (in dollars) (Note 11)	$3.86	$3.03	$7.89	$6.57
Diluted earnings per share (in dollars) (Note 11)	3.85	3.02	7.87	6.56
Dividends per common share (in dollars)	1.64	1.48	3.28	2.96
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026   49

Interim Condensed Consolidated Statements of Comprehensive Income
(unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Net income	$5,509	$4,390	$11,294	$9,521
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(175)	(214)	200	(30)
Provision for credit losses recognized in income	1	–	2	(2)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(75)	(30)	(142)	(91)
	(249)	(244)	60	(123)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(292)	(4,261)	(2,594)	(627)
Net foreign currency translation gains (losses) from hedging activities	127	1,978	1,174	307
Reclassification of losses (gains) on foreign currency translation to income	–	(13)	(7)	(13)
	(165)	(2,296)	(1,427)	(333)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(394)	(98)	(481)	570
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(64)	(177)	(183)	(336)
	(458)	(275)	(664)	234
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 8)	86	11	252	49
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	346	471	143	(37)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	18	24	42	38
	450	506	437	50
Total other comprehensive income (loss), net of taxes	(422)	(2,309)	(1,594)	(172)
Total comprehensive income (loss)	$5,087	$2,081	$9,700	$9,349
Total comprehensive income attributable to:
Shareholders	$5,085	$2,082	$9,699	$9,343
Non-controlling interests	2	(1)	1	6
	$5,087	$2,081	$9,700	$9,349
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$(11)	$(28)	$36	$93
Provision for credit losses recognized in income	–	–	–	–
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(11)	(10)	(26)	(28)
Unrealized foreign currency translation gains (losses)	(2)	(26)	(22)	(7)
Net foreign currency translation gains (losses) from hedging activities	49	733	436	113
Reclassification of losses (gains) on foreign currency translation to income	–	–	–	–
Net gains (losses) on derivatives designated as cash flow hedges	(145)	(48)	(173)	216
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(25)	(68)	(70)	(128)
Remeasurement gains (losses) on employee benefit plans	33	5	97	19
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	133	180	59	(14)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	7	10	17	14
Total income tax expenses (recoveries)	$28	$748	$354	$278
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026

Interim Condensed Consolidated Statements of Changes in Equity
(unaudited)

	For the three months ended April 30, 2026
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,154	$20,844	$(23)	$(8)	$99,265	$44	$6,353	$2,172	$8,569	$139,801	$57	$139,858
Changes in equity
Issues of share capital and other equity instruments	–	26	–	–	5	–	–	–	–	31	–	31
Common shares purchased for cancellation	–	(110)	–	–	(1,563)	–	–	–	–	(1,673)	–	(1,673)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	1,268	1,943	–	–	–	–	–	3,211	–	3,211
Purchases of treasury shares and other equity instruments	–	–	(1,261)	(2,056)	–	–	–	–	–	(3,317)	–	(3,317)
Share-based compensation awards	–	–	–	–	3	–	–	–	–	3	–	3
Dividends on common shares	–	–	–	–	(2,279)	–	–	–	–	(2,279)	–	(2,279)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(135)	–	–	–	–	(135)	(3)	(138)
Other	–	–	–	–	(10)	–	–	–	–	(10)	–	(10)
Net income	–	–	–	–	5,507	–	–	–	–	5,507	2	5,509
Total other comprehensive income (loss), net of taxes	–	–	–	–	450	(249)	(165)	(458)	(872)	(422)	–	(422)
Balance at end of period	$11,154	$20,760	$(16)	$(121)	$101,243	$(205)	$6,188	$1,714	$7,697	$140,717	$56	$140,773

	For the three months ended April 30, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$10,416	$21,006	$(12)	$(83)	$90,754	$(776)	$9,086	$2,776	$11,086	$133,167	$96	$133,263
Changes in equity
Issues of share capital and other equity instruments	–	14	–	–	–	–	–	–	–	14	–	14
Common shares purchased for cancellation	–	(45)	–	–	(443)	–	–	–	–	(488)	–	(488)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	721	1,313	–	–	–	–	–	2,034	–	2,034
Purchases of treasury shares and other equity instruments	–	–	(762)	(1,385)	–	–	–	–	–	(2,147)	–	(2,147)
Share-based compensation awards	–	–	–	–	6	–	–	–	–	6	–	6
Dividends on common shares	–	–	–	–	(2,087)	–	–	–	–	(2,087)	–	(2,087)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(112)	–	–	–	–	(112)	(12)	(124)
Other	–	–	–	–	(22)	–	–	–	–	(22)	–	(22)
Net income	–	–	–	–	4,386	–	–	–	–	4,386	4	4,390
Total other comprehensive income (loss), net of taxes	–	–	–	–	506	(244)	(2,291)	(275)	(2,810)	(2,304)	(5)	(2,309)
Balance at end of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530

Royal Bank of Canada
  Second Quarter 2026   51

	For the six months ended April 30, 2026
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,643	$20,863	$32	$(110)	$96,938	$(265)	$7,613	$2,378	$9,726	$139,092	$59	$139,151
Changes in equity
Issues of share capital and other equity instruments	1,361	70	–	–	(5)	–	–	–	–	1,426	–	1,426
Common shares purchased for cancellation	–	(173)	–	–	(2,460)	–	–	–	–	(2,633)	–	(2,633)
Redemption of preferred shares and other equity instruments	(1,850)	–	–	–	–	–	–	–	–	(1,850)	–	(1,850)
Sales of treasury shares and other equity instruments	–	–	2,080	3,947	–	–	–	–	–	6,027	–	6,027
Purchases of treasury shares and other equity instruments	–	–	(2,128)	(3,958)	–	–	–	–	–	(6,086)	–	(6,086)
Share-based compensation awards	–	–	–	–	(69)	–	–	–	–	(69)	–	(69)
Dividends on common shares	–	–	–	–	(4,571)	–	–	–	–	(4,571)	–	(4,571)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(276)	–	–	–	–	(276)	(4)	(280)
Other	–	–	–	–	(42)	–	–	–	–	(42)	–	(42)
Net income	–	–	–	–	11,291	–	–	–	–	11,291	3	11,294
Total other comprehensive income (loss), net of taxes	–	–	–	–	437	60	(1,425)	(664)	(2,029)	(1,592)	(2)	(1,594)
Balance at end of period	$11,154	$20,760	$(16)	$(121)	$101,243	$(205)	$6,188	$1,714	$7,697	$140,717	$56	$140,773

	For the six months ended April 30, 2025
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	1,396	36	–	–	(10)	–	–	–	–	1,422	–	1,422
Common shares purchased for cancellation	–	(74)	–	–	(752)	–	–	–	–	(826)	–	(826)
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	1,231	2,907	–	–	–	–	–	4,138	–	4,138
Purchases of treasury shares and other equity instruments	–	–	(1,295)	(3,001)	–	–	–	–	–	(4,296)	–	(4,296)
Share-based compensation awards	–	–	–	–	19	–	–	–	–	19	–	19
Dividends on common shares	–	–	–	–	(4,179)	–	–	–	–	(4,179)	–	(4,179)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(230)	–	–	–	–	(230)	(26)	(256)
Other	–	–	–	–	(33)	–	–	–	–	(33)	–	(33)
Net income	–	–	–	–	9,515	–	–	–	–	9,515	6	9,521
Total other comprehensive income (loss), net of taxes	–	–	–	–	50	(123)	(333)	234	(222)	(172)	–	(172)
Balance at end of period	$10,416	$20,975	$(53)	$(155)	$92,988	$(1,020)	$6,795	$2,501	$8,276	$132,447	$83	$132,530
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026

Interim Condensed Consolidated State
m
ents of Cash
Flows
(unaudited)

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Cash flows from operating activities
Net income	$5,509	$4,390	$11,294	$9,521
Adjustments for non-cash items and others
Provision for credit losses	912	1,424	2,002	2,474
Depreciation	332	321	654	644
Deferred income taxes	(211)	(260)	(3)	(232)
Amortization and impairment of other intangibles	390	459	778	910
(Income) loss from joint ventures and associates	(24)	(16)	(61)	(35)
Losses (gains) on investment securities	(102)	(45)	(183)	(100)
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	(140)	(70)	32	1,176
Net change in accrued interest receivable and payable	1,125	323	222	(656)
Current income taxes	292	736	3,041	146
Derivative assets	20,085	(34,525)	26,461	(37,599)
Derivative liabilities	(14,104)	32,754	(27,326)	30,581
Trading securities	(6,761)	279	(17,534)	(5,837)
Loans	(23,188)	(2,452)	(35,955)	(28,235)
Assets purchased under reverse repurchase agreements and securities borrowed	(36,575)	(21,476)	(6,692)	48,876
Obligations related to assets sold under repurchase agreements and securities loaned	24,938	6,734	23,438	(23,995)
Obligations related to securities sold short	9,663	1,363	7,581	11,537
Deposits	39,330	4,846	65,930	37,255
Brokers and dealers receivable and payable	1,608	717	2,917	(89)
Other	(1,802)	14,349	2,579	(5,337)
Net cash from (used in) operating activities	21,277	9,851	59,175	41,005
Cash flows from investing activities
Change in interest-bearing deposits with banks	18,927	(18,046)	16,218	50
Proceeds from sales and maturities of investment securities	87,326	53,100	152,105	110,118
Purchases of investment securities	(105,404)	(66,482)	(193,609)	(157,025)
Net acquisitions of premises and equipment and other intangibles	(459)	(483)	(1,056)	(1,164)
Cash used in acquisitions, net of cash acquired	(11)	–	(11)	–
Net cash from (used in) investing activities	379	(31,911)	(26,353)	(48,021)
Cash flows from financing activities
Issuance of subordinated debentures	1,750	–	1,750	1,500
Repayment of subordinated debentures	–	–	(2,035)	(1,500)
Issue of common shares, net of issuance costs	25	13	66	34
Common shares purchased for cancellation	(1,673)	(488)	(2,633)	(826)
Issue of preferred shares and other equity instruments, net of issuance costs	–	–	1,351	1,386
Redemption of preferred shares and other equity instruments	–	–	(1,850)	–
Sales of treasury shares and other equity instruments	3,211	2,034	5,946	4,138
Purchases of treasury shares and other equity instruments	(3,317)	(2,147)	(6,086)	(4,296)
Dividends paid on shares and distributions paid on other equity instruments	(2,433)	(2,210)	(4,730)	(4,311)
Dividends/distributions paid to non-controlling interests	(1)	(14)	(14)	(14)
Change in short-term borrowings of subsidiaries	(5,319)	2,068	(766)	2,068
Repayment of lease liabilities	(165)	(171)	(202)	(325)
Net cash from (used in) financing activities	(7,922)	(915)	(9,203)	(2,146)
Effect of exchange rate changes on cash and due from banks	(613)	396	(1,296)	1,060
Net change in cash and due from banks	13,121	(22,579)	22,323	(8,102)
Cash and due from banks at beginning of period (1)	46,226	71,200	37,024	56,723
Cash and due from banks at end of period (1)	$59,347	$48,621	$59,347	$48,621
Cash flows from operating activities include:
Amount of interest paid	$15,373	$16,367	$32,870	$35,844
Amount of interest received	24,680	24,269	49,639	50,316
Amount of dividends received	965	987	1,948	2,050
Amount of income taxes paid (refunded)	1,517	1,468	897	2,710

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities and other counterparties. The total balances were $3 billion as at April 30, 2026 (January 31, 2026 – $3 billion; October 31, 2025 – $3 billion; April 30, 2025 – $2 billion; January 31, 2025 – $2 billion; October 31, 2024 – $2 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  Second Quarter 2026   53

Notes to the Interim Condensed Consolidated Financial Statements
(unaudited)

Note 1	General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2025 Annual Consolidated Financial Statements and the accompanying notes included on pages 144 to 241 in our 2025 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On May 27, 2026, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2	Summary of material accounting policies, estimates and judgments
The Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2025 Annual Consolidated Financial Statements. Our material accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2025 Annual Consolidated Financial Statements.

Note 3	Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI), and financial instruments measured at amortized cost. Embedded derivatives are presented on a combined basis with the host contracts in the Interim Condensed Consolidated Balance Sheets. Refer to Note 2 and Note 3 of our audited 2025 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in
the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at April 30, 2026
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$27,425	$–	$–	$6,721	$6,721	$34,146	$34,146
Securities
Trading	230,723	5,878	–	–	–	–	236,601	236,601
Investment, net of applicable allowance	–	–	274,401	1,526	99,836	97,293	375,763	373,220
	230,723	5,878	274,401	1,526	99,836	97,293	612,364	609,821
Assets purchased under reverse repurchase agreements and securities borrowed	249,359	–	–	–	67,016	67,016	316,375	316,375
Loans, net of applicable allowance
Retail	1,153	–	433	–	657,712	658,863	659,298	660,449
Wholesale	10,922	–	696	–	407,033	406,439	418,651	418,057
	12,075	–	1,129	–	1,064,745	1,065,302	1,077,949	1,078,506
Other
Derivatives	150,745	–	–	–	–	–	150,745	150,745
Other assets (1)	21,588	–	–	–	57,470	57,470	79,058	79,058
Financial liabilities
Deposits
Personal	$1,100	$40,512			$491,124	$491,927	$532,736	$533,539
Business and government (2)	504	169,751			814,735	815,727	984,990	985,982
Bank (3)	–	4,174			59,646	59,631	63,820	63,805
	1,604	214,437			1,365,505	1,367,285	1,581,546	1,583,326
Other
Obligations related to securities sold short	57,472	–			–	–	57,472	57,472
Obligations related to assets sold under repurchase agreements and securities loaned	–	270,356			42,598	42,598	312,954	312,954
Derivatives	156,627	–			–	–	156,627	156,627
Other liabilities (4)	–	19,142			61,499	61,495	80,641	80,637
Subordinated debentures	–	213			13,285	13,378	13,498	13,591

Royal Bank of Canada
  Second Quarter
2026

	As at October 31, 2025
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$40,455	$–	$–	$9,909	$9,909	$50,364	$50,364
Securities
Trading	212,878	6,189	–	–	–	–	219,067	219,067
Investment, net of applicable allowance	–	–	240,299	1,496	100,926	98,728	342,721	340,523
	212,878	6,189	240,299	1,496	100,926	98,728	561,788	559,590
Assets purchased under reverse repurchase agreements and securities borrowed	226,213	–	–	–	83,470	83,470	309,683	309,683
Loans, net of applicable allowance
Retail	1,128	–	442	–	646,832	648,413	648,402	649,983
Wholesale	9,724	–	690	–	383,606	382,551	394,020	392,965
	10,852	–	1,132	–	1,030,438	1,030,964	1,042,422	1,042,948
Other
Derivatives	177,206	–	–	–	–	–	177,206	177,206
Other assets (1)	14,382	–	–	–	58,487	58,487	72,869	72,869
Financial liabilities
Deposits
Personal	$942	$41,302			$487,496	$488,644	$529,740	$530,888
Business and government (2)	313	168,690			777,311	779,130	946,314	948,133
Bank (3)	–	2,908			36,654	36,657	39,562	39,565
	1,255	212,900			1,301,461	1,304,431	1,515,616	1,518,586
Other
Obligations related to securities sold short	49,891	–			–	–	49,891	49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	242,916			46,600	46,600	289,516	289,516
Derivatives	183,953	–			–	–	183,953	183,953
Other liabilities (4)	–	21,688			58,287	58,293	79,975	79,981
Subordinated debentures	–	232			13,729	13,887	13,961	14,119

(1)	Includes financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes financial instruments recognized in Other liabilities.

Royal Bank of Canada
  Second Quarter 2026   55

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	April 30, 2026						October 31, 2025
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$27,425	$–	$		$27,425	$–	$40,455	$–	$		$40,455
Securities
Trading
Debt issued or guaranteed by:
Canadian government
Federal	19,004	2,300	–			21,304	17,707	2,864	–			20,571
Provincial and municipal	–	24,664	–			24,664	–	16,891	–			16,891
U.S. federal, state, municipal and agencies (1)	7,437	39,750	–			47,187	435	40,322	–			40,757
Other OECD government (2)	12,932	8,736	–			21,668	7,152	7,265	–			14,417
Mortgage-backed securities	–	78	–			78	–	74	–			74
Asset-backed securities	–	1,646	–			1,646	–	1,295	–			1,295
Corporate debt and other debt	–	30,533	17			30,550	–	25,957	32			25,989
Equities	82,603	3,892	3,009			89,504	93,397	2,813	2,863			99,073
	121,976	111,599	3,026			236,601	118,691	97,481	2,895			219,067
Investment
Debt issued or guaranteed by:
Canadian government
Federal	36,058	13,029	–			49,087	30,110	9,756	–			39,866
Provincial and municipal	–	12,504	–			12,504	–	11,318	–			11,318
U.S. federal, state, municipal and agencies (1)	191	146,228	–			146,419	196	130,495	–			130,691
Other OECD government (2)	8,044	15,685	–			23,729	1,600	10,333	–			11,933
Mortgage-backed securities	–	2,623	29			2,652	–	2,645	29			2,674
Asset-backed securities	–	9,579	–			9,579	–	10,139	–			10,139
Corporate debt and other debt	–	30,308	123			30,431	–	33,544	134			33,678
Equities	599	338	589			1,526	547	367	582			1,496
	44,892	230,294	741			275,927	32,453	208,597	745			241,795
Assets purchased under reverse repurchase agreements and securities borrowed	–	249,359	–			249,359	–	226,213	–			226,213
Loans	–	11,369	1,835			13,204	–	10,710	1,274			11,984
Other
Derivatives
Interest rate contracts	–	26,855	245			27,100	–	25,871	293			26,164
Foreign exchange contracts	–	70,182	36			70,218	–	100,604	102			100,706
Credit derivatives	–	391	1			392	–	350	2			352
Other contracts	9,020	46,224	151			55,395	11,478	41,543	110			53,131
Valuation adjustments	–	(948)	(74)			(1,022)	–	(1,035)	(45)			(1,080)
Total gross derivatives	9,020	142,704	359			152,083	11,478	167,333	462			179,273
Netting adjustments					(1,338)	(1,338)					(2,067)	(2,067)
Total derivatives						150,745						177,206
Other assets	6,539	15,047	2			21,588	6,108	8,270	4			14,382
	$182,427	$787,797	$5,963		$(1,338)	$974,849	$168,730	$759,059	$5,380		$(2,067)	$931,102
Financial liabilities
Deposits
Personal	$–	$41,424	$188	$		$41,612	$–	$41,943	$301	$		$42,244
Business and government	–	170,255	–			170,255	–	169,003	–			169,003
Bank	–	4,174	–			4,174	–	2,908	–			2,908
Other
Obligations related to securities sold short	15,799	41,673	–			57,472	18,678	31,213	–			49,891
Obligations related to assets sold under repurchase agreements and securities loaned	–	270,356	–			270,356	–	242,916	–			242,916
Derivatives
Interest rate contracts	–	23,175	894			24,069	–	20,679	901			21,580
Foreign exchange contracts	–	63,860	78			63,938	–	95,045	46			95,091
Credit derivatives	–	352	–			352	–	262	–			262
Other contracts	9,669	59,633	424			69,726	12,657	56,287	366			69,310
Valuation adjustments	–	(118)	(2)			(120)	–	(257)	34			(223)
Total gross derivatives	9,669	146,902	1,394			157,965	12,657	172,016	1,347			186,020
Netting adjustments					(1,338)	(1,338)					(2,067)	(2,067)
Total derivatives						156,627						183,953
Other liabilities	–	19,142	–			19,142	–	21,688	–			21,688
Subordinated debentures	–	213	–			213	–	232	–			232
	$25,468	$694,139	$1,582		$(1,338)	$719,851	$31,335	$681,919	$1,648		$(2,067)	$712,835

(1)	United States (U.S.).
(2)	Organisation for Economic Co-operation and Development (OECD).

Royal Bank of Canada
  Second Quarter 2026

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the
measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended April 30, 2026, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at April 30, 2026, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2025 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended April 30, 2026
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$30	$–	$–	$1	$(1)	$–	$(13)	$17	$–
Equities	2,830	(39)	(4)	217	(23)	28	–	3,009	(7)
	2,860	(39)	(4)	218	(24)	28	(13)	3,026	(7)
Investment
Mortgage-backed securities	30	–	(1)	–	–	–	–	29	–
Corporate debt and other debt	127	1	(1)	–	(4)	–	–	123	–
Equities	578	–	10	2	(1)	–	–	589	1
	735	1	8	2	(5)	–	–	741	1
Loans	1,357	(28)	(4)	425	(1)	86	–	1,835	(25)
Other
Net derivative balances (3)
Interest rate contracts	(657)	18	–	10	3	1	(24)	(649)	6
Foreign exchange contracts	(44)	(10)	(1)	(16)	–	10	19	(42)	(8)
Credit derivatives	1	–	–	–	–	–	–	1	–
Other contracts	(234)	(39)	1	(3)	2	(35)	35	(273)	(26)
Valuation adjustments	(43)	–	–	(18)	(11)	–	–	(72)	–
Other assets	3	–	–	–	(1)	–	–	2	–
	$3,978	$(97)	$–	$618	$(37)	$90	$17	$4,569	$(59)
Liabilities
Deposits	$(189)	$(9)	$–	$(72)	$52	$(110)	$140	$(188)	$–
	$(189)	$(9)	$–	$(72)	$52	$(110)	$140	$(188)	$–

Royal Bank of Canada
  Second Quarter 2026   57

	For the three months ended April 30, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$32	$–	$32	$–
Equities	2,643	(6)	(73)	127	(36)	–	–	2,655	(6)
	2,643	(6)	(73)	127	(36)	32	–	2,687	(6)
Investment
Mortgage-backed securities	32	–	(1)	–	–	–	–	31	n.s.
Corporate debt and other debt	142	–	(4)	–	(4)	–	–	134	n.s.
Equities	523	–	15	32	–	–	–	570	n.s.
	697	–	10	32	(4)	–	–	735	n.s.
Loans	1,876	98	(23)	51	(795)	–	–	1,207	20
Other
Net derivative balances (3)
Interest rate contracts	(535)	(47)	2	28	2	7	21	(522)	(46)
Foreign exchange contracts	(66)	3	3	–	(1)	–	8	(53)	2
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(455)	101	16	–	3	(49)	(8)	(392)	125
Valuation adjustments	8	–	–	16	1	–	–	25	–
Other assets	7	–	–	–	(2)	–	–	5	–
	$4,175	$149	$(65)	$254	$(832)	$(10)	$21	$3,692	$95
Liabilities
Deposits	$(634)	$8	$7	$(169)	$26	$(44)	$264	$(542)	$9
	$(634)	$8	$7	$(169)	$26	$(44)	$264	$(542)	$9

	For the six months ended April 30, 2026
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$32	$(1)	$(1)	$1	$(1)	$–	$(13)	$17	$–
Equities	2,863	(46)	(49)	331	(118)	28	–	3,009	27
	2,895	(47)	(50)	332	(119)	28	(13)	3,026	27
Investment
Mortgage-backed securities	29	–	–	–	–	–	–	29	–
Corporate debt and other debt	134	2	(5)	–	(8)	–	–	123	1
Equities	582	–	8	2	(3)	–	–	589	–
	745	2	3	2	(11)	–	–	741	1
Loans	1,274	(78)	(6)	548	(2)	106	(7)	1,835	(101)
Other
Net derivative balances (3)
Interest rate contracts	(608)	(33)	–	13	3	–	(24)	(649)	(38)
Foreign exchange contracts	56	(125)	–	(49)	47	10	19	(42)	1
Credit derivatives	2	(1)	–	–	–	–	–	1	–
Other contracts	(256)	(5)	6	(16)	8	(109)	99	(273)	16
Valuation adjustments	(79)	–	–	(29)	36	–	–	(72)	–
Other assets	4	–	–	–	(2)	–	–	2	–
	$4,033	$(287)	$(47)	$801	$(40)	$35	$74	$4,569	$(94)
Liabilities
Deposits	$(301)	$(15)	$3	$(113)	$57	$(217)	$398	$(188)	$–
	$(301)	$(15)	$3	$(113)	$57	$(217)	$398	$(188)	$–

Royal Bank of Canada
  Second Quarter 2026

	For the six months ended April 30, 2025
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Corporate debt and other debt	$–	$–	$–	$–	$–	$32	$–	$32	$–
Equities	2,544	(70)	(14)	334	(140)	1	–	2,655	(48)
	2,544	(70)	(14)	334	(140)	33	–	2,687	(48)
Investment
Mortgage-backed securities	31	–	–	–	–	–	–	31	n.s.
Corporate debt and other debt	143	–	2	–	(11)	–	–	134	n.s.
Equities	506	–	35	32	(3)	–	–	570	n.s.
	680	–	37	32	(14)	–	–	735	n.s.
Loans	1,781	95	–	141	(814)	7	(3)	1,207	19
Other
Net derivative balances (3)
Interest rate contracts	(493)	(35)	2	(39)	5	9	29	(522)	(34)
Foreign exchange contracts	(51)	(11)	3	1	(1)	–	6	(53)	(23)
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(303)	80	3	(12)	7	(274)	107	(392)	109
Valuation adjustments	18	–	–	6	1	–	–	25	–
Other assets	7	–	–	–	(2)	–	–	5	–
	$4,183	$59	$31	$463	$(958)	$(225)	$139	$3,692	$23
Liabilities
Deposits	$(478)	$9	$1	$(401)	$88	$(210)	$449	$(542)	$46
	$(478)	$9	$1	$(401)	$88	$(210)	$449	$(542)	$46

(1)
These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were
$13
million for the three months ended April 30, 2026 (April 30, 2025 – gains of
$16 million) and gains of $16 million for the six months ended April 30, 2026 (April 30, 2025 – gains of $31 million), excluding the translation gains or losses arising on consolidation.

(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2026 included derivative assets of $359 million (April 30, 2025 – $395 million) and derivative liabilities of $1,394 million (April 30, 2025 – $1,337 million).
n.s.	not significant
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended April 30, 2026, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $483 million and Investment U.S. federal, state, municipal and agencies debt of
 $303
million. During the three months ended April 30, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of
 $938 million.
During the three months ended April 30, 2026 and April 30, 2025, there were no significant transfers out of Level 2 to Level 1.
During the six months ended April 30, 2026, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of $483 million and Investment U.S. federal, state, municipal and agencies debt of $439 million. During the six months ended April 30, 2025, transfers out of Level 1 to Level 2 included Trading U.S. federal, state, municipal and agencies debt of
 $938 million.
During the six months ended April 30, 2026 and April 30, 2025, there were no significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended April 30, 2026 and April 30, 2025, there were no significant transfers out of Level 2 to Level 3.
During the three months ended April 30, 2026 and April 30, 2025, transfers out of Level 3 to Level 2 included Deposits due to changes in the significance of unobservable inputs.
During the six months ended April 30, 2026, transfers out of Level 2 to Level 3 included Deposits due to changes in the significance of unobservable inputs. During the six months ended April 30, 2025, transfers out of Level 2 to Level 3 included Other contracts and Deposits due to
changes in the significance of unobservable inputs.

Royal Bank of Canada
  Second Quarter 2026   59

During the six months ended April 30, 2026, transfers out of Level 3 to Level 2 included Deposits due to changes in the significance of unobservable inputs. During the six months ended April 30, 2025, transfers out of Level 3 to Level 2 included Deposits and Other contracts due to changes in the significance of unobservable inputs and changes in the market observability of inputs.
Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$7,143	$7,332	$14,923	$15,254
Financial instruments measured at fair value through other comprehensive income	2,263	2,106	4,574	4,155
Financial instruments measured at amortized cost	15,616	15,532	31,629	32,016
	25,022	24,970	51,126	51,425
Interest expense (1)
Financial instruments measured at fair value through profit or loss	$7,231	$7,317	$15,104	$15,362
Financial instruments measured at amortized cost	9,285	9,597	18,931	20,059
	16,516	16,914	34,035	35,421
Net interest income	$8,506	$8,056	$17,091	$16,004

(1)	Excludes interest and dividend income for the three months ended April 30, 2026 of $296 million (April 30, 2025 – $292 million) and for the six months ended April 30, 2026 of $684 million (April 30, 2025 – $657 million) and interest expense for the three months ended April 30, 2026 of $37 million
(
April 30, 2025 – $75 million) and for the six months ended April 30, 2026 of $76 million (April 30, 2025 – $118 million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended April 30, 2026 of $835 million
(April 30, 2025 – $1,003 million) and for the six months ended April 30, 2026 of $1,810 million (April 30, 2025 – $1,999 million)

presented in Interest and dividend income in the Interim Condensed Consolidated Statements of Income.

Note 4	Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	April 30, 2026				October 31, 2025
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$49,070	$82	$(65)	$49,087	$39,827	$46	$(7)	$39,866
Provincial and municipal	12,549	45	(90)	12,504	11,368	39	(89)	11,318
U.S. federal, state, municipal and agencies	146,888	708	(1,177)	146,419	131,385	622	(1,316)	130,691
Other OECD government	23,757	20	(48)	23,729	11,975	14	(56)	11,933
Mortgage-backed securities	2,650	7	(5)	2,652	2,674	7	(7)	2,674
Asset-backed securities	9,582	4	(7)	9,579	10,126	15	(2)	10,139
Corporate debt and other debt	30,355	116	(40)	30,431	33,602	122	(46)	33,678
Equities	805	726	(5)	1,526	832	669	(5)	1,496
	$275,656	$1,708	$(1,437)	$275,927	$241,789	$1,534	$(1,528)	$241,795

(1)	Excludes $ 99,836 million of held-to-collect securities as at April 30, 2026 that are carried at amortized cost, net of allowance for credit losses (October 31, 2025 – $100,926 million).
(2)
Gross unrealized gains and losses includes $(38)
million
of allowance for credit losses on debt securities at FVOCI as at April 30, 2026 (October 31, 2025 – $(40) million) recognized in income and Other components of equity.

Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  Second Quarter 2026

Allowance for credit
losses
– Securities at FVOCI
(1)

	For the three months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(43)	$(38)	$4	$–	$(42)	$(38)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	2	–	–	2	2	–	–	2
Sales and maturities	(1)	–	–	(1)	(1)	–	–	(1)
Changes in risk, parameters and exposures	–	–	(2)	(2)	(1)	–	(2)	(3)
Exchange rate and other	(1)	–	2	1	1	–	4	5
Balance at end of period	$5	$–	$(43)	$(38)	$5	$–	$(40)	$(35)

	For the six months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars )	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$5	$–	$(45)	$(40)	$6	$–	$(41)	$(35)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	4	–	–	4	4	–	–	4
Sales and maturities	(2)	–	–	(2)	(2)	–	–	(2)
Changes in risk, parameters and exposures	(1)	–	(3)	(4)	(4)	–	(4)	(8)
Exchange rate and other	(1)	–	5	4	1	–	5	6
Balance at end of period	$5	$–	$(43)	$(38)	$5	$–	$(40)	$(35)

(1)
Expected credit losses on debt securities at FVOCI are not separately recognized on the Interim Condensed Consolidated Balance Sheets as the related securities are recorded at fair value. The cumulative amount of
credit losses recognized in income is presented in Other components of equity.

(2)	Reflects changes in the allowance for purchased credit-impaired securities.

Royal Bank of Canada
  Second Quarter 2026   61

Allowance for credit losses – Securities at
amortized
cost

	For the three months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$6	$–	$14	$6	$8	$–	$14
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	5	–	–	5	1	–	–	1
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(2)	–	–	(2)	–	(1)	–	(1)
Exchange rate and other	–	–	–	–	(1)	1	–	–
Balance at end of period	$11	$6	$–	$17	$6	$8	$–	$14

	For the six months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$6	$–	$14	$6	$8	$–	$14
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	6	–	–	6	2	–	–	2
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(2)	(1)	–	(3)	(1)	(1)	–	(2)
Exchange rate and other	(1)	1	–	–	(1)	1	–	–
Balance at end of period	$11	$6	$–	$17	$6	$8	$–	$14
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2025 Annual Report.

	As at
	April 30, 2026				October 31, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$273,465	$–	$–	$273,465	$239,375	$–	$–	$239,375
Non-investment grade	809	4	–	813	786	4	–	790
Impaired	–	–	123	123	–	–	134	134
	274,274	4	123	274,401	240,161	4	134	240,299
Items not subject to impairment (2)				1,526				1,496
				$275,927				$241,795
Securities at amortized cost
Investment grade	$98,550	$–	$–	$98,550	$99,673	$–	$–	$99,673
Non-investment grade	1,180	123	–	1,303	1,098	169	–	1,267
	99,730	123	–	99,853	100,771	169	–	100,940
Allowance for credit losses	11	6	–	17	8	6	–	14
	$99,719	$117	$–	$99,836	$100,763	$163	$–	$100,926

(1)	Reflects $123 million of purchased credit-impaired securities (October 31, 2025 – $134 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  Second Quarter 2026

Note 5	Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	April 30, 2026					April 30, 2025
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$845	$82	$(3)	$(20)	$904	$636	$121	$(2)	$(25)	$730
Personal	1,659	162	(207)	(7)	1,607	1,534	288	(178)	(11)	1,633
Credit cards	1,348	253	(250)	–	1,351	1,264	257	(199)	(2)	1,320
Small business	362	(1)	(25)	(7)	329	289	88	(28)	(6)	343
Wholesale	3,538	421	(246)	(100)	3,613	3,210	666	(270)	(151)	3,455
	$7,752	$917	$(731)	$(134)	$7,804	$6,933	$1,420	$(677)	$(195)	$7,481
Presented as:
Allowance for loan losses	$7,401				$7,521	$6,600				$7,125
Other liabilities – Provisions	350				282	328				353
Other components of equity	1				1	5				3

	For the six months ended
	April 30, 2026					April 30, 2025
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$794	$159	$(6)	$(43)	$904	$572	$194	$(4)	$(32)	$730
Personal	1,639	391	(408)	(15)	1,607	1,482	535	(367)	(17)	1,633
Credit cards	1,356	483	(486)	(2)	1,351	1,233	480	(392)	(1)	1,320
Small business	351	42	(52)	(12)	329	272	134	(52)	(11)	343
Wholesale	3,319	938	(413)	(231)	3,613	2,793	1,130	(349)	(119)	3,455
	$7,459	$2,013	$(1,365)	$(303)	$7,804	$6,352	$2,473	$(1,164)	$(180)	$7,481
Presented as:
Allowance for loan losses	$7,093				$7,521	$6,037				$7,125
Other liabilities – Provisions	365				282	311				353
Other components of equity	1				1	4				3
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Model changes, as applicable, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in Stage 1 and Stage 2.

Royal Bank of Canada
  Second Quarter 2026   63

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$272	$215	$358	$845	$218	$158	$260	$636
Provision for credit losses
Model changes	(88)	131	–	43	–	–	–	–
Transfers to stage 1	110	(107)	(3)	–	34	(34)	–	–
Transfers to stage 2	(10)	10	–	–	(14)	18	(4)	–
Transfers to stage 3	(1)	(21)	22	–	(1)	(10)	11	–
Originations	14	–	–	14	24	–	–	24
Maturities	(7)	(18)	–	(25)	(5)	(8)	–	(13)
Changes in risk, parameters and exposures	(76)	99	27	50	4	89	17	110
Write-offs	–	–	(6)	(6)	–	–	(5)	(5)
Recoveries	–	–	3	3	–	–	3	3
Exchange rate and other	1	(1)	(20)	(20)	(1)	(4)	(20)	(25)
Balance at end of period	$215	$308	$381	$904	$259	$209	$262	$730

Personal
Balance at beginning of period	$283	$1,134	$242	$1,659	$305	$1,009	$220	$1,534
Provision for credit losses
Model changes	84	(138)	–	(54)	–	–	–	–
Transfers to stage 1	156	(156)	–	–	141	(140)	(1)	–
Transfers to stage 2	(22)	22	–	–	(32)	32	–	–
Transfers to stage 3	(1)	(35)	36	–	(1)	(40)	41	–
Originations	55	–	–	55	25	–	–	25
Maturities	(8)	(57)	–	(65)	(13)	(53)	–	(66)
Changes in risk, parameters and exposures	(208)	267	167	226	(122)	304	147	329
Write-offs	–	–	(250)	(250)	–	–	(215)	(215)
Recoveries	–	–	43	43	–	–	37	37
Exchange rate and other	1	(1)	(7)	(7)	1	(2)	(10)	(11)
Balance at end of period	$340	$1,036	$231	$1,607	$304	$1,110	$219	$1,633

Credit cards
Balance at beginning of period	$210	$1,138	$–	$1,348	$206	$1,058	$–	$1,264
Provision for credit losses
Transfers to stage 1	143	(143)	–	–	179	(179)	–	–
Transfers to stage 2	(26)	26	–	–	(28)	28	–	–
Transfers to stage 3	(1)	(148)	149	–	–	(146)	146	–
Originations	4	–	–	4	3	–	–	3
Maturities	(1)	(12)	–	(13)	(1)	(15)	–	(16)
Changes in risk, parameters and exposures	(60)	221	101	262	(155)	373	52	270
Write-offs	–	–	(301)	(301)	–	–	(246)	(246)
Recoveries	–	–	51	51	–	–	47	47
Exchange rate and other	–	–	–	–	(2)	(1)	1	(2)
Balance at end of period	$269	$1,082	$–	$1,351	$202	$1,118	$–	$1,320

Small business
Balance at beginning of period	$101	$113	$148	$362	$80	$87	$122	$289
Provision for credit losses
Transfers to stage 1	20	(20)	–	–	10	(10)	–	–
Transfers to stage 2	(8)	8	–	–	(7)	7	–	–
Transfers to stage 3	(1)	(6)	7	–	(1)	(3)	4	–
Originations	11	–	–	11	11	–	–	11
Maturities	(8)	(11)	–	(19)	(4)	(6)	–	(10)
Changes in risk, parameters and exposures	(18)	31	(6)	7	7	39	41	87
Write-offs	–	–	(31)	(31)	–	–	(31)	(31)
Recoveries	–	–	6	6	–	–	3	3
Exchange rate and other	–	1	(8)	(7)	2	–	(8)	(6)
Balance at end of period	$97	$116	$116	$329	$98	$114	$131	$343

Wholesale
Balance at beginning of period	$890	$1,115	$1,533	$3,538	$835	$992	$1,383	$3,210
Provision for credit losses
Transfers to stage 1	51	(51)	–	–	44	(43)	(1)	–
Transfers to stage 2	(31)	31	–	–	(43)	43	–	–
Transfers to stage 3	(4)	(45)	49	–	(4)	(71)	75	–
Originations	139	–	–	139	188	–	–	188
Maturities	(104)	(173)	–	(277)	(117)	(97)	–	(214)
Changes in risk, parameters and exposures	(79)	288	350	559	59	309	324	692
Write-offs	–	–	(273)	(273)	–	–	(289)	(289)
Recoveries	–	–	27	27	–	–	19	19
Exchange rate and other	(2)	(1)	(97)	(100)	(16)	(29)	(106)	(151)
Balance at end of period	$860	$1,164	$1,589	$3,613	$946	$1,104	$1,405	$3,455

Royal Bank of Canada
  Second Quarter 2026

	For the six months ended
	April 30, 2026				April 30, 2025
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$276	$204	$314	$794	$215	$126	$231	$572
Provision for credit losses
Model changes	(88)	131	–	43	–	–	–	–
Transfers to stage 1	154	(149)	(5)	–	59	(59)	–	–
Transfers to stage 2	(22)	23	(1)	–	(18)	24	(6)	–
Transfers to stage 3	(4)	(34)	38	–	(2)	(24)	26	–
Originations	41	–	–	41	47	–	–	47
Maturities	(15)	(27)	–	(42)	(10)	(14)	–	(24)
Changes in risk, parameters and exposures	(127)	162	82	117	(33)	158	46	171
Write-offs	–	–	(12)	(12)	–	–	(9)	(9)
Recoveries	–	–	6	6	–	–	5	5
Exchange rate and other	–	(2)	(41)	(43)	1	(2)	(31)	(32)
Balance at end of period	$215	$308	$381	$904	$259	$209	$262	$730

Personal
Balance at beginning of period	$291	$1,115	$233	$1,639	$305	$966	$211	$1,482
Provision for credit losses
Model changes	84	(138)	–	(54)	–	–	–	–
Transfers to stage 1	308	(308)	–	–	285	(284)	(1)	–
Transfers to stage 2	(43)	43	–	–	(53)	56	(3)	–
Transfers to stage 3	(2)	(76)	78	–	(2)	(79)	81	–
Originations	79	–	–	79	53	–	–	53
Maturities	(20)	(122)	(1)	(143)	(26)	(106)	–	(132)
Changes in risk, parameters and exposures	(357)	524	342	509	(258)	558	314	614
Write-offs	–	–	(493)	(493)	–	–	(438)	(438)
Recoveries	–	–	85	85	–	–	71	71
Exchange rate and other	–	(2)	(13)	(15)	–	(1)	(16)	(17)
Balance at end of period	$340	$1,036	$231	$1,607	$304	$1,110	$219	$1,633

Credit cards
Balance at beginning of period	$217	$1,139	$–	$1,356	$207	$1,026	$–	$1,233
Provision for credit losses
Transfers to stage 1	312	(312)	–	–	334	(334)	–	–
Transfers to stage 2	(53)	53	–	–	(56)	56	–	–
Transfers to stage 3	(1)	(312)	313	–	(1)	(283)	284	–
Originations	6	–	–	6	5	–	–	5
Maturities	(2)	(26)	–	(28)	(2)	(27)	–	(29)
Changes in risk, parameters and exposures	(209)	541	173	505	(283)	680	107	504
Write-offs	–	–	(584)	(584)	–	–	(480)	(480)
Recoveries	–	–	98	98	–	–	88	88
Exchange rate and other	(1)	(1)	–	(2)	(2)	–	1	(1)
Balance at end of period	$269	$1,082	$–	$1,351	$202	$1,118	$–	$1,320

Small business
Balance at beginning of period	$95	$117	$139	$351	$80	$86	$106	$272
Provision for credit losses
Transfers to stage 1	35	(35)	–	–	23	(23)	–	–
Transfers to stage 2	(13)	13	–	–	(11)	11	–	–
Transfers to stage 3	(1)	(11)	12	–	(1)	(6)	7	–
Originations	22	–	–	22	20	–	–	20
Maturities	(13)	(30)	–	(43)	(10)	(11)	–	(21)
Changes in risk, parameters and exposures	(30)	60	33	63	(6)	57	84	135
Write-offs	–	–	(65)	(65)	–	–	(60)	(60)
Recoveries	–	–	13	13	–	–	8	8
Exchange rate and other	2	2	(16)	(12)	3	–	(14)	(11)
Balance at end of period	$97	$116	$116	$329	$98	$114	$131	$343

Wholesale
Balance at beginning of period	$896	$1,123	$1,300	$3,319	$787	$1,038	$968	$2,793
Provision for credit losses
Transfers to stage 1	120	(120)	–	–	99	(98)	(1)	–
Transfers to stage 2	(53)	53	–	–	(64)	73	(9)	–
Transfers to stage 3	(6)	(125)	131	–	(6)	(206)	212	–
Originations	298	–	–	298	424	–	–	424
Maturities	(225)	(290)	–	(515)	(303)	(197)	–	(500)
Changes in risk, parameters and exposures	(157)	540	772	1,155	11	499	696	1,206
Write-offs	–	–	(460)	(460)	–	–	(380)	(380)
Recoveries	–	–	47	47	–	–	31	31
Exchange rate and other	(13)	(17)	(201)	(231)	(2)	(5)	(112)	(119)
Balance at end of period	$860	$1,164	$1,589	$3,613	$946	$1,104	$1,405	$3,455

Royal Bank of Canada
  Second Quarter 2026   65

Key inputs and assumptions
The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2025 Annual Consolidated Financial Statements.
Our base scenario reflects a stabilizing U.S. trade policy and the impacts of higher energy prices resulting from the conflict in the Middle East. Economic growth in both Canada and the U.S. is expected to remain positive, with gradually declining unemployment rates through calendar 2026 in Canada and rising unemployment rates, peaking in calendar Q3 2026, followed by a return to equilibrium in calendar Q4 2026 in the U.S. Central bank policy rates in Canada and the U.S. are expected to remain unchanged through calendar 2026, followed by rate increases in Canada and rate cuts in the U.S. starting in calendar Q1 2027.
Our downside scenarios include two additional and more severe downside scenarios designed for trade disruptions and the real estate sector. Our downside scenarios reflect the possibility of moderate and escalating macroeconomic shocks beginning in calendar Q3 2026 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q2 2026 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run,
sustainable growth rate within the forecast period.
Our upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run
sustainable growth rate within the forecast period.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates
– In our base forecast, we expect the Canadian unemployment rate to decline to
6.5% in calendar Q
2
2026 then
continue to
decline over the short term, before returning to its long run equilibrium towards the latter end of the horizon. The U.S. unemployment rate is expected to peak at 4.5% in calendar Q
3
2026, then return to its long run equilibrium level in calendar Q4 2026.

Canada Unemployment Rate (1)

%
11
10
9
8
7
6
5
4
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Range of alternative scenarios (April 30, 2026)
Base scenario (April 30, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

U.S. Unemployment Rate (1)

%
9
8
7
6
5
4
3
2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Range of alternative scenarios (April 30, 2026)
Base scenario (April 30, 2026)
Base scenario (October 31, 2025)

(1) Represents the average quarterly unemployment level over the calendar quarters presented.

•
Gross Domestic Product (GDP)
– In our base forecast, we expect both Canadian and U.S. GDP to continuously grow in calendar Q
2
2026 and thereafter. GDP in calendar Q4 2026 is expected to be 1.6% above Q4 2025 levels in

b
oth
Canada and the U.S.

Canada Real GDP (1)

Trillions of Canadian dollars
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Range of alternative scenarios (April 30, 2026)
Base scenario (April 30, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 Canadian dollars over the calendar quarters presented.

U.S. Real GDP (1)

Trillions of U.S. dollars
28.0
27.0
26.0
25.0
24.0
23.0
22.0
21.0
Q4-2025
Q1-2026
Q2-2026
Q3-2026
Q4-2026
Q1-2027
Q2-2027
Q3-2027
Q4-2027
Q1-2028
Q2-2028
Q3-2028
Q4-2028
Q1-2029
Q2-2029
Q3-2029
Q4-2029
Q1-2030
Q2-2030
Q3-2030
Q4-2030
Q1-2031
Range of alternative scenarios (April 30, 2026)
Base scenario (April 30, 2026)
Base scenario (October 31, 2025)

(1) Represents the seasonally adjusted annual rate indexed to 2017 U.S. dollars over the calendar quarters presented.

Royal Bank of Canada
  Second Quarter 2026

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 0.2% over the next 12 months from calendar Q
2
2026, with a compound annual growth rate of 4.3% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (28.0)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2025, our base forecast included housing price growth of 0.3% from calendar Q4 2025 for the next 12 months and housing price growth of 3.4% for the following 2 to 5 years.

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2025 Annual Report.

	As at
	April 30, 2026				October 31, 2025
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail (2)
Loans outstanding – Residential mortgages
Low risk	$405,054	$948	$–	$406,002	$386,060	$16,495	$–	$402,555
Medium risk	18,517	5,139	–	23,656	20,622	2,571	–	23,193
High risk	2,842	8,570	–	11,412	2,131	6,532	–	8,663
Not rated (3)	54,729	1,796	–	56,525	54,253	1,940	–	56,193
Impaired	–	–	2,131	2,131	–	–	1,681	1,681
	481,142	16,453	2,131	499,726	463,066	27,538	1,681	492,285
Items not subject to impairment (4)				1,153				1,128
Total				$500,879				$493,413

Loans outstanding – Personal
Low risk	$70,192	$1,485	$–	$71,677	$87,536	$2,712	$–	$90,248
Medium risk	3,799	1,654	–	5,453	4,035	3,768	–	7,803
High risk	707	2,510	–	3,217	601	2,583	–	3,184
Not rated (3)	32,630	4,307	–	36,937	12,493	1,180	–	13,673
Impaired	–	–	436	436	–	–	437	437
Total	$107,328	$9,956	$436	$117,720	$104,665	$10,243	$437	$115,345

Loans outstanding – Credit cards
Low risk	$19,633	$813	$–	$20,446	$18,279	$161	$–	$18,440
Medium risk	1,479	1,897	–	3,376	2,123	2,291	–	4,414
High risk	87	2,774	–	2,861	70	2,423	–	2,493
Not rated (3)	780	239	–	1,019	1,133	309	–	1,442
Total	$21,979	$5,723	$–	$27,702	$21,605	$5,184	$–	$26,789

Loans outstanding – Small business
Low risk	$11,169	$548	$–	$11,717	$10,628	$595	$–	$11,223
Medium risk	2,454	734	–	3,188	2,550	924	–	3,474
High risk	247	1,413	–	1,660	259	1,422	–	1,681
Not rated (3)	10	–	–	10	8	–	–	8
Impaired	–	–	480	480	–	–	411	411
Total	$13,880	$2,695	$480	$17,055	$13,445	$2,941	$411	$16,797

Undrawn loan commitments – Retail
Low risk	$307,529	$139	$–	$307,668	$293,300	$3,700	$–	$297,000
Medium risk	14,009	226	–	14,235	12,451	427	–	12,878
High risk	1,175	1,785	–	2,960	805	758	–	1,563
Not rated (3)	9,123	244	–	9,367	13,964	274	–	14,238
Total	$331,836	$2,394	$–	$334,230	$320,520	$5,159	$–	$325,679

Wholesale – Loans outstanding
Investment grade	$148,514	$2,026	$–	$150,540	$130,322	$2,117	$–	$132,439
Non-investment grade	212,057	26,199	–	238,256	207,239	26,399	–	233,638
Not rated (3)	15,076	577	–	15,653	14,714	503	–	15,217
Impaired	–	–	6,743	6,743	–	–	6,153	6,153
	375,647	28,802	6,743	411,192	352,275	29,019	6,153	387,447
Items not subject to impairment (4)				10,922				9,724
Total				$422,114				$397,171

Undrawn loan commitments – Wholesale
Investment grade	$388,395	$1,440	$–	$389,835	$393,167	$1,593	$–	$394,760
Non-investment grade	178,968	14,256	–	193,224	182,223	16,158	–	198,381
Not rated (3)	1,651	19	–	1,670	1,407	21	–	1,428
Total	$569,014	$15,715	$–	$584,729	$576,797	$17,772	$–	$594,569

(1)	Includes $197 million of purchased or originated credit-impaired loans (October 31, 2025 – $195 million).
(2)
During the second quarter of 2026, we applied changes to our Retail risk rating models, which were applied prospectively and reflected in the April 30, 2026 credit risk exposures. Certain Personal portfolios no longer use internal risk ratings in the measurement of expected credit losses and therefore were presented in Not rated.

(3)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk .
(4)	Items not subject to impairment are loans held at FVTPL.

Royal Bank of Canada
  Second Quarter 2026   67

Loans past due but not impaired
(1), (2)

	As at
	April 30, 2026			October 31, 2025
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$2,479	$358	$2,837	$2,634	$323	$2,957
Wholesale	858	–	858	1,143	7	1,150
	$3,337	$358	$3,695	$3,777	$330	$4,107

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Note 6	Deposits

	As at
	April 30, 2026				October 31, 2025
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$232,628	$61,467	$238,641	$532,736	$228,282	$56,988	$244,470	$529,740
Business and government	421,394	19,010	544,586	984,990	431,239	20,274	494,801	946,314
Bank	13,415	–	50,405	63,820	13,488	–	26,074	39,562
	$667,437	$80,477	$833,632	$1,581,546	$673,009	$77,262	$765,345	$1,515,616
Non-interest-bearing (4)
Canada	$164,246	$10,339	$373	$174,958	$158,771	$9,469	$292	$168,532
United States	36,634	–	–	36,634	38,009	–	–	38,009
Europe (5)	2	–	–	2	5	–	–	5
Other International	8,565	–	–	8,565	8,133	–	–	8,133
Interest-bearing (4)
Canada	401,050	18,385	587,709	1,007,144	392,120	16,417	591,636	1,000,173
United States	44,310	50,998	97,780	193,088	63,745	50,497	73,147	187,389
Europe (5)	6,454	684	115,169	122,307	6,354	742	76,972	84,068
Other International	6,176	71	32,601	38,848	5,872	137	23,298	29,307
	$667,437	$80,477	$833,632	$1,581,546	$673,009	$77,262	$765,345	$1,515,616

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)
The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at April 30, 2026, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $590 billion,
$57
 billion,
$89
billion and
$43
 billion,
respectively (October 31, 2025 – $570 billion, $42 billion, $76 billion and $36 billion, respectively).

(5)	Europe includes the United Kingdom and the Channel Islands.
Contractual maturities of term deposits
(1)

	As at
(Millions of Canadian dollars)	April 30 2026	October 31 2025
Within 1 year:
less than 3 months	$238,545	$203,075
3 to 6 months	117,451	118,734
6 to 12 months	206,021	172,583
1 to 2 years	80,419	87,550
2 to 3 years	53,714	58,170
3 to 4 years	30,227	33,158
4 to 5 years	32,605	24,047
Over 5 years	74,650	68,028
	$833,632	$765,345

(1)	The aggregate amount of term deposits in denominations of one hundred thousand dollars or more is $779 billion ( October 31, 2025 – $704 billion).

Royal Bank of Canada
  Second Quarter 2026

Note 7	Insurance and reinsurance
Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended		For the six months ended
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Insurance service result
Insurance revenue	$1,386	$1,331	$2,740	$2,739
Insurance service expense	(1,130)	(1,092)	(2,235)	(2,216)
Net income (expense) from reinsurance contracts held	(39)	(15)	(48)	(13)
	$217	$224	$457	$510
Insurance investment result
Net investment income	$34	$255	$182	$625
Insurance finance income (expense)	56	(206)	(39)	(506)
Reinsurance finance income (expense)	2	29	8	41
	$92	$78	$151	$160
Insurance service and insurance investment results	$309	$302	$608	$670

Note 8	Employee benefits – Pension and other post-employment benefits
We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Current service costs	$50	$52	$9	$8
Past service costs	–	49	–	–
Net interest expense (income)	(45)	(41)	19	20
Remeasurements of other long-term benefits	–	–	(2)	3
Administrative expense	6	5	–	–
Defined benefit pension expense	11	65	26	31
Defined contribution pension expense	141	131	–	–
	$152	$196	$26	$31

	For the six months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Current service costs	$100	$104	$18	$16
Past service costs	–	49	–	–
Net interest expense (income)	(89)	(81)	39	39
Remeasurements of other long-term benefits	–	–	(5)	5
Administrative expense	11	11	–	–
Defined benefit pension expense	22	83	52	60
Defined contribution pension expense	324	288	–	–
	$346	$371	$52	$60

Royal Bank of Canada
  Second Quarter 2026   69

Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(345)	$(526)	$(31)	$(48)
Experience adjustments	1	(1)	(3)	(2)
Return on plan assets (excluding interest based on discount rate)	259	561	–	–
	$(85)	$34	$(34)	$(50)

	For the six months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Actuarial (gains) losses:
Changes in financial assumptions (2)	$(660)	$(183)	$(47)	$(14)
Experience adjustments	(1)	(1)	(4)	(2)
Return on plan assets (excluding interest based on discount rate)	363	132	–	–
	$(298)	$(52)	$(51)	$(16)

(1)
Market-based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Note 9	Income taxes
Tax examinations and assessments
During the second quarter of 2026, we received proposal letters (the Proposals) from the Canada Revenue Agency (CRA) in respect of the 2021 taxation year, which suggested that Royal Bank of Canada owes additional taxes of approximately
$444
million as the CRA denied the deductibility of certain dividends. This amount represents the maximum additional taxes owing for that year. The Proposals are consistent with the previously received reassessments as described in Note 21 of our audited 2025 Annual Consolidated Financial Statements. It is possible that the CRA will reassess us for significant additional income taxes for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.
Note 10	Significant capital and funding transactions
Preferred shares and other equity instruments
On November 24, 2025, we redeemed all 12 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF at a redemption price of $25.00 per share.
On December 8, 2025, we redeemed all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BH and all 6 million of our issued and outstanding Non-Cumulative Fixed Rate First Preferred Shares Series BI at a redemption price of $25.00 per share.
On January 24, 2026, we redeemed all 1.25 million of our issued and outstanding Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a redemption price of $1,000.00 per share. As a result of the redemption of Series BR, we automatically redeemed all $1,250 million of our outstanding Limited Recourse Capital Notes (LRCN) Series 2 on the same date for 100% of their principal amount plus accrued interest to, but excluding, the redemption date.
On January 30, 2026, we issued US$1,000 million of LRCN Series 8 with recourse limited to assets (Trust Assets) held by a third-party trustee in a consolidated trust (Limited Recourse Trust). The Trust Assets consist of US$1,000 million of our Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series CA (Series CA), issued concurrently with LRCN Series 8 at a price of US$1,000 per Series CA preferred share.
The price per LRCN Series 8 note is US$1,000 and will bear interest paid quarterly at a fixed rate of 6.50% per annum until May 24, 2033 and thereafter at a rate per annum, reset every fifth year, equal to the prevailing 5-Year U.S. Treasury Rate plus 2.45% until maturity on May 24, 2086.
In the event of
(i) non-payment
of interest on any interest payment date,
(ii) non-payment
of the redemption price in case of a redemption of LRCN Series 8, (iii)
non-payment
of principal at the maturity of LRCN Series 8, or (iv) an event of default on the notes, noteholders will have recourse only to the Trust Assets and each noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets will represent the full and complete extinguishment of our obligations under LRCN Series 8.
LRCN Series 8 are redeemable on or prior to maturity to the extent we redeem Series CA preferred shares on certain redemption dates as set out in the terms of Series CA preferred shares and subject to the consent and approval of OSFI.

Royal Bank of Canada
  Second Quarter 2026

The terms of Series CA preferred shares and LRCN Series 8 include
Non-Viability
Contingent Capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable
or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, LRCN Series 8 will be automatically redeemed and the redemption price will be satisfied by the delivery of the Trust Assets, which will consist of common shares pursuant to an automatic conversion of Series CA preferred shares. The terms of Series CA preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00 (subject to adjustment in certain circumstances), and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each Series CA preferred share will be determined by dividing the share value of Series CA preferred shares (including declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets.
LRCN Series 8 are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion. The non-payment
of interest and principal in cash does not constitute an event of default and will trigger delivery of Series CA preferred shares. The liability component of the notes has a nominal value and, as a result, the full proceeds received have been presented as equity.
Subordinated debentures
On January 27, 2026, all US$1,500 million of our outstanding NVCC 4.65% subordinated debentures matured. The principal amount plus accrued interest were paid to noteholders on the maturity date.
On April 29, 2026, we issued $1,750 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of
4.14% per annum until May 5, 2031, and at the Daily Compounded Canadian Overnight Repo Rate Average plus 1.23% thereafter until their maturity on May 5, 2036.
Common shares issued
(1)

	For the three months ended
	April 30, 2026		April 30, 2025
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	248	$26	158	$14
Purchased for cancellation (3)	(7,386)	(110)	(3,013)	(45)
	(7,138)	$(84)	(2,855)	$(31)

	For the six months ended
	April 30, 2026		April 30, 2025
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	652	$70	374	$36
Purchased for cancellation (3)	(11,611)	(173)	(4,955)	(74)
	(10,959)	$(103)	(4,581)	$(38)

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three and six months ended April 30, 2026 and April 30, 2025, the requirements of our DRIP were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)
During the three months ended April 30, 2026, under the normal course issuer bid (NCIB) we purchased for cancellation common shares at a total fair value of $1,673 million (average cost of $226.50 per share), with a book value of $110 million (book value of $14.93 per share). During the six months ended April 30, 2026, under the NCIB we purchased for cancellation common shares at a total fair value of $2,633 million (average cost of $226.79 per share), with a book value of $173 million (book value of $14.92 per share). During the three months ended April 30, 2025, under the NCIB we purchased for cancellation common shares at a total fair value of $488 million (average cost of $162.10 per share), with a book value of $45 million (book value of $14.87 per share). During the six months ended April 30, 2025, under the NCIB we purchased for cancellation common shares at a total fair value of $826 million (average cost of $166.76 per share), with a book value of $74 million (book value of $14.86 per share).

Royal Bank of Canada
  Second Quarter 2026   71

Note 11	Earnings per share

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Basic earnings per share
Net income	$5,509	$4,390	$11,294	$9,521
Dividends on preferred shares and distributions on other equity instruments	(135)	(112)	(276)	(230)
Net income attributable to non-controlling interests	(2)	(4)	(3)	(6)
Net income available to common shareholders	$5,372	$4,274	$11,015	$9,285
Weighted average number of common shares (in thousands)	1,393,332	1,411,362	1,396,000	1,412,671
Basic earnings per share (in dollars)	$3.86	$3.03	$7.89	$6.57
Diluted earnings per share
Net income available to common shareholders	$5,372	$4,274	$11,015	$9,285
Weighted average number of common shares (in thousands)	1,393,332	1,411,362	1,396,000	1,412,671
Stock options (1)	3,216	2,155	3,262	2,366
Average number of diluted common shares (in thousands)	1,396,548	1,413,517	1,399,262	1,415,037
Diluted earnings per share (in dollars)	$3.85	$3.02	$7.87	$6.56

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2026, no outstanding options were excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2025, an average of 917,151 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share. For the six months ended April 30, 2026, an average of 583,179 outstanding options with an average exercise price of $230.00 were excluded from the calculation of diluted earnings per share. For the six months ended April 30, 2025, an average of 684,687 outstanding options with an average exercise price of $177.97 were excluded from the calculation of diluted earnings per share.

Note 12	Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to
reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 24 of our audited 2025 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On February 4, 2026, the French Supreme Court upheld the aspects of the conviction (the Conviction) rendered on March 5, 2024 by the French Court of Appeal that impact Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), including RBC Bahamas’ joint and several liability, together with another par
ty previously convicted of complicity in this matter (whose appeal was also dismissed by the French Supreme Court in its February 4, 2026 decision), for the allegedly unpaid inheritance taxes owing by certain persons (whose appeals were also dismissed in the same decision of the French Supreme Court), plus penalties and interest. Such aggregate amount will be determined in separate proceedings before the French tax courts, to which RBC Bahamas is not a party. As a result of the French Supreme Court’s decision, the Conviction became final and enforceable against RBC Bahamas.
Following the decision of the French Supreme Court, Royal Bank of Canada continues to rely on the previously disclosed exemption granted by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act through March 4, 2030, notwithstanding the Conviction.

Royal Bank of Canada
  Second Quarter 2026

Note 13	Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into five
business segments: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended April 30, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,715	$1,844	$1,429	$–	$1,315	$203	$8,506
Non-interest income	1,334	315	4,525	345	2,628	(200)	8,947
Total revenue	5,049	2,159	5,954	345	3,943	3	17,453
Provision for credit losses	492	247	55	–	117	1	912
Non-interest expense	1,987	730	4,379	75	2,097	169	9,437
Income (loss) before income taxes	2,570	1,182	1,520	270	1,729	(167)	7,104
Income taxes (recoveries)	700	328	335	52	245	(65)	1,595
Net income	$1,870	$854	$1,185	$218	$1,484	$(102)	$5,509
Non-interest expense includes:
Depreciation and amortization	$271	$26	$264	$9	$147	$2	$719

	For the three months ended April 30, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$3,519	$1,734	$1,301	$–	$1,275	$227	$8,056
Non-interest income	1,286	328	4,096	338	2,026	(458)	7,616
Total revenue	4,805	2,062	5,397	338	3,301	(231)	15,672
Provision for credit losses	654	539	86	–	146	(1)	1,424
Non-interest expense	1,952	698	4,098	80	1,885	17	8,730
Income (loss) before income taxes	2,199	825	1,213	258	1,270	(247)	5,518
Income taxes (recoveries)	597	228	284	47	68	(96)	1,128
Net income	$1,602	$597	$929	$211	$1,202	$(151)	$4,390
Non-interest expense includes:
Depreciation and amortization	$271	$27	$318	$24	$137	$1	$778

	For the six months ended April 30, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$7,546	$3,739	$2,883	$–	$2,533	$390	$17,091
Non-interest income	2,741	627	9,155	683	5,428	(312)	18,322
Total revenue	10,287	4,366	12,038	683	7,961	78	35,413
Provision for credit losses	1,023	533	73	–	373	–	2,002
Non-interest expense	4,007	1,455	8,763	153	4,216	306	18,900
Income (loss) before income taxes	5,257	2,378	3,202	530	3,372	(228)	14,511
Income taxes (recoveries)	1,425	661	722	99	410	(100)	3,217
Net income	$3,832	$1,717	$2,480	$431	$2,962	$(128)	$11,294
Non-interest expense includes:
Depreciation and amortization	$542	$52	$519	$21	$290	$3	$1,427

	For the six months ended April 30, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$7,024	$3,530	$2,695	$–	$2,193	$562	$16,004
Non-interest income	2,592	659	8,270	744	4,864	(722)	16,407
Total revenue	9,616	4,189	10,965	744	7,057	(160)	32,411
Provision for credit losses	1,142	878	167	–	288	(1)	2,474
Non-interest expense	3,967	1,408	8,302	167	3,926	216	17,986
Income (loss) before income taxes	4,507	1,903	2,496	577	2,843	(375)	11,951
Income taxes (recoveries)	1,227	529	587	94	209	(216)	2,430
Net income	$3,280	$1,374	$1,909	$483	$2,634	$(159)	$9,521
Non-interest expense includes:
Depreciation and amortization	$545	$53	$635	$22	$281	$—	$1,536

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of Interest expense as we rely primarily on Net interest income as a performance measure.

Royal Bank of Canada
  Second Quarter 2026   73

Total assets and total liabilities by business segment

	As at April 30, 2026
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$583,830	$198,930	$195,249	$32,734	$1,281,230	$104,107	$2,396,080
Total liabilities	583,822	198,928	193,699	32,562	1,280,592	(34,296)	2,255,307

	As at October 31, 2025
(Millions of Canadian dollars)	Personal Banking	Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$574,456	$196,254	$196,129	$32,405	$1,223,853	$101,909	$2,325,006
Total liabilities	574,462	196,252	194,689	32,234	1,223,212	(34,994)	2,185,855

Note 14	Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the six months ended April 30, 2026, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts)	April 30 2026	October 31 2025
Capital (1)
Common Equity Tier 1 (CET1) capital	$101,313	$98,748
Tier 1 capital	112,453	110,393
Total capital	126,286	122,399
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$606,835	$590,306
Market risk	37,511	41,506
Operational risk	104,244	98,413
Total RWA	$748,590	$730,225
Capital ratios and Leverage ratio (1)
CET1 ratio	13.5%	13.5%
Tier 1 capital ratio	15.0%	15.1%
Total capital ratio	16.9%	16.8%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure	$2,608,763	$2,491,090
TLAC available and ratios (2)
TLAC available	$235,104	$230,385
TLAC ratio	31.4%	31.5%
TLAC leverage ratio	9.0%	9.2%

(1)	Capital, RWA and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework.
(2)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using TLAC available as a percentage of total RWA and leverage exposure, respectively.